7/26

05010009

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Penn West Energy Trust

*CURRENT ADDRESS: Suite 220
425 First Street S.W.
Calgary, Alberta T2P 3L8

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

FILE NO. 82- 34902 FISCAL YEAR 12/31/04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/27/05

PENN WEST Petroleum Ltd.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS

to be held May 27, 2005

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PENN WEST PETROLEUM LTD.

PENN WEST ENERGY TRUST

PENN WEST ACQUISITIONCO INC.

and

PENN WEST SECURITYHOLDERS

April 22, 2005

TABLE OF CONTENTS

PENN WEST
Petroleum Ltd.

April 22, 2005

Dear shareholders and optionholders:

You are invited to attend an annual and special meeting of Penn West Petroleum Ltd. ("Penn West") common shareholders and optionholders to be held in the Ballroom of the Metropolitan Conference Centre at 333 – 4th Avenue S.W., Calgary, Alberta on May 27, 2005 at 8:00 a.m. (Calgary time). At the meeting, you will be asked to consider a proposed arrangement involving Penn West and Penn West Energy Trust (the "Trust") and a number of related entities and a number of other matters.

The purpose of the arrangement is to convert Penn West from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to Trust unitholders. It is the current intention of management to distribute approximately 60% of the Trust's cash flow per month to holders of trust units, with the remainder of the Trust's cash flow to be used to fund complementary acquisitions, to participate in the exploration for oil and natural gas reserves and development of existing oil and natural gas reserves and for general working capital needs. The board of directors of Penn West believes that the conversion of Penn West into a trust will provide an opportunity to enhance the value of Penn West and its assets over time for the following reasons:

- Improves financial structure through the flexibility to direct cash flow to a combination of internal capital projects, debt and distributions to unitholders;
- Creates a single entity to focus on creating value from the existing diversified asset base;
- Channels exploration efforts to lower risk opportunities over a wide area while partnering with exploration focused companies to participate in grassroots exploration;
- Provides for operating the existing balanced portfolio of assets, located in the Western Canadian Sedimentary Basin, much as in the past, to optimize netbacks, but in a more tax efficient structure; and
- Improves competitiveness in making strategic acquisitions to create long term value.

Pursuant to the arrangement, shareholders will receive three (3) trust units of the Trust in exchange for each Penn West common share.

Optionholders may choose to either: (i) exercise their vested options and receive three (3) trust units of the Trust for each common share of Penn West acquired on exercise; (ii) exercise their options, which vest on securityholder and court approval of the arrangement, and receive three (3) trust units of the Trust for each option exercised; or (iii) exercise their right, pursuant to the Option plan, to have their options cancelled in consideration of a cash payment per option equal to the Exercise Price Differential (as defined in the attached Information Circular). All unexercised options (other than options held by dissenting securityholders), if any, will cease to represent the right to acquire common shares of Penn West and shall only entitle the holder to acquire three (3) trust units of the Trust for each common share of Penn West which the holder was previously entitled to acquire under the option at a price per trust unit equal to one-third of the option exercise price of such option.

The resolution approving the arrangement must be approved by 66⅔% of the votes cast by shareholders and optionholders, each voting together as a single class, voting in person or by proxy at the meeting. The arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all regulatory approvals.

BMO Nesbitt Burns Inc. and CIBC World Markets Inc. have each provided our board with an opinion that the consideration to be received by shareholders under the arrangement is fair, from a financial point of view, to shareholders. **Our board, based upon its own investigations, including its consideration of the fairness opinions of BMO Nesbitt Burns Inc. and CIBC World Markets Inc., has concluded that the arrangement is in the best interests of our company as well as our shareholders and optionholders and recommends that shareholders and optionholders vote in favour of the arrangement.**

This Information Circular contains a detailed description of the arrangement, as well as detailed information regarding Penn West and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the meeting.

On behalf of the directors of Penn West, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed arrangement forward. We would also like to thank our employees for their hard work in assisting us with this task and for their support for the proposed arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Penn West in the past will continue in respect of Penn West Energy Trust, should a favorable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) "William E. Andrew"
President
Penn West Petroleum Ltd.

PENN WEST PETROLEUM LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING
to be held May 27, 2005

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated April 26, 2005, an annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Penn West Petroleum Ltd. ("Penn West") will be held in the Ballroom of the Metropolitan Conference Centre at 333 – 4th Avenue S.W., Calgary, Alberta on May 27, 2005, at 8:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated April 22, 2005 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve an employee trust unit rights incentive plan for Penn West Energy Trust and the grant of rights thereunder, all as more particularly described in the accompanying Information Circular;

(c) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit savings plan for Penn West Energy Trust, all as more particularly described in the accompanying Information Circular;

(d) to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2004 and the auditors report thereon;

(e) to elect directors of Penn West;

(f) to appoint the auditor of Penn West; and

(g) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Holders of Options will only be entitled to vote upon the Arrangement. Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is April 18, 2005. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Penn West after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any Common Shares after the record date and the transferee of those Common Shares establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (WHITE for holders of Common Shares and GREEN for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by our Secretary, c/o CIBC Mellon Trust Company, 600 Dome Tower, 333-7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Dated at the City of Calgary, in the Province of Alberta, this 22nd day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
PENN WEST PETROLEUM LTD.
(signed) "William E. Andrew"
President of Penn West Petroleum Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS* ACT, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENN WEST PETROLEUM LTD., PENN WEST ENERGY TRUST, PENN WEST ACQUISITIONCO INC. AND THE SECURITYHOLDERS OF PENN WEST PETROLEUM LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Penn West Petroleum Ltd. ("Penn West") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Penn West, Penn West Energy Trust, Penn West AcquisitionCo Inc. and the holders of common shares ("Common Shares") and options to acquire Common Shares ("Options") of Penn West (collectively, the "Securityholders") which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Penn West dated April 22, 2005, accompanying this Notice of Petition. At the hearing of the Petition, Penn West intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Plan of Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 27th day of May, 2005 at 4:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Penn West on or before noon (Calgary time) on May 24, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Penn West is to be effected by delivery to the solicitors for Penn West at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Penn West and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated April 26, 2005, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of Common Shares of Penn West the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of Penn West.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Penn West upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Jeff E. Sharpe

DATED at the City of Calgary, in the Province of Alberta, this 26 day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) "William E. Andrew"
President
Penn West Petroleum Ltd.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Penn West for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under *"Glossary of Terms"*. Information contained in this Information Circular is given as of April 22, 2005 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On April 21, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8070.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Penn West, the Trust or AcquisitionCo. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by Penn West for capital expenditures; the amount and timing of the payment of the distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Penn West believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Penn West, AcquisitionCo and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Penn West undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash, cash available for distribution, cash-on-cash yield and net operating revenue are not recognized under Canadian generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors initial investment and a return *on* investors initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information for U.S. Shareholders

The Trust Units to be issued to U.S. Shareholders under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and are being issued to U.S. Shareholders in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Penn West, AcquisitionCo and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma consolidated financial statements of the Trust, the audited historical consolidated financial statements of Penn West and any unaudited interim financial statements of Penn West included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Tax considerations applicable to U.S. Shareholders have not been included in this Information Circular. U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Penn West, the Trust and AcquisitionCo are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that most of the assets of Penn West, the Trust and AcquisitionCo and such persons are located outside the United States.

THE TRUST UNITS TO BE ISSUED TO U.S. SHAREHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including Appendix E.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means Penn West AcquisitionCo Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**AcquisitionCo Common Shares**" means the common shares in the capital of AcquisitionCo;

"**AcquisitionCo Units**" means one (1) Note in a principal amount per Note equal to 99% of the Weighted Average Trading Price and one (1) AcquisitionCo Common Share, such one (1) AcquisitionCo Common Share being issued for consideration equal to 1% of the Weighted Average Trading Price;

"**Adjusted Equity**" means the aggregate amount of the Stated Capital and the Retained Earnings;

"**Administration Agreement**" means the agreement between the Trust and Penn West pursuant to which Penn West has agreed to provide certain administrative and advisory services in connection with the Trust;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means the corporation to be formed as of January 1, 2006 by the amalgamation of AcquisitionCo, Penn West, Northern Reef and Penn West Exploration;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of April 22, 2005 among Penn West, AcquisitionCo and the Trust pursuant to which Penn West, AcquisitionCo and the Trust have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

"**ARC**" means the Alberta Royalty Credit;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**Board**" or "**Board of Directors**" means the board of directors of Penn West;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Certification Deadline**" means 4:30 p.m. (Calgary time) on the third Business Day immediately prior to the date of the Meeting or, if such Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means common shares in the capital of Penn West;

"**Control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means CIBC Mellon Trust Company at its offices referred to in the Letter of Transmittal;

"**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"**Dissenting Optionholders**" means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Securityholders**" means, collectively, Dissenting Optionholders and Dissenting Shareholders;

"**Dissenting Shareholders**" means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date commencing in 2005;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Employee Trust Unit Savings Plan**" means the Employee Trust Unit Savings Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix H to this Information Circular;

"**Exercise Price Differential**" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, if any, multiplied by the number of Common Shares to which such Option relates;

"**Facilities Lease**" means the facilities lease agreement between the Penn West Partnership and Penn West pursuant to which the Penn West Partnership will lease all of its facilities, pipelines, gathering systems, wellhead facilities and related tangible assets to Penn West;

"**Fairness Opinions**" means the opinions of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. dated April 22, 2005, copies of which are attached as Appendix D to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of Penn West's oil, NGL and natural gas interests prepared by GLJ, dated February 17, 2005 and effective December 31, 2004;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Securities duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement dated April 22, 2005, together with all appendices hereto, distributed to Securityholders by Penn West in connection with the Meeting;

"**Interim Order**" means the Interim Order of the Court dated April 26, 2005 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Penn West therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified;

"**Letter of Transmittal** " means the Letter of Transmittal enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares;

"**Meeting**" means the annual and special meeting of Shareholders and Optionholders to be held on May 27, 2005, and any adjournments thereof, to consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act; and (iii) includes, solely for the purpose of effecting the exchanges of securities under the Arrangement to be completed by Non-Residents, any holder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Certification Deadline indicating in Box C of such Letter of Transmittal that such holder is not a Non-Resident;

"**Northern Reef**" means Northern Reef Exploration Ltd., a corporation amalgamated under the ABCA;

"**Note**" or "**Notes**" means the unsecured, subordinated promissory notes issuable by AcquisitionCo under the Arrangement;

"**Note Indenture**" means the note indenture to be made between AcquisitionCo and the Trustee, in its capacity of Note trustee, governing the issuance of the Notes;

"**Notice of Meeting**" means the Notice of Annual and Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Penn West to the Court for the Final Order which accompanies this Information Circular;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement to be entered into between Penn West and AcquisitionCo and transferred and assigned by AcquisitionCo to the Trust, coincident with the Arrangement becoming effective;

"**NPI Note**" means the unsecured, subordinated promissory note to be issued by AcquisitionCo to Penn West pursuant to the NPI Agreement;

"**Optionholders**" means the holders of Options;

"**Option**" means an option, or "**Options**" means, collectively, all outstanding options, whether or not vested, to acquire Common Shares;

"**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of options in circumstances such that subsection 7(8) or subsection 7(10) of the Tax Act apply and such Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to the exchange contemplated by the Plan of Arrangement;

"**Option Shareholder**" means a holder of Option Common Shares;

"**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders when making their election to receive Trust Units in exchange for their Option Common Shares;

"**Partnership Note**" means the unsecured, subordinated promissory notes to be issued by Penn West pursuant to the Working Interest Conveyance Agreement;

"**Penn West**" means Penn West Petroleum Ltd., a corporation amalgamated pursuant to the ABCA;

"**Penn West Exploration**" means Penn West Exploration Ltd., a corporation incorporated under the ABCA;

"**Penn West Notes**" means unsecured, subordinated promissory notes of Penn West, which notes will be issued on terms and conditions which are substantially identical to the terms and conditions of the Notes;

"**Penn West Partnership**" means Penn West Petroleum, a general partnership, the partners of which are Penn West, Northern Reef, Trocana and Penn West Exploration;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Properties**" means Canadian resource properties as defined in the Tax Act;

"**Record Date**" means the close of business on April 18, 2005;

"**Redemption Notes**" means the promissory notes issuable by AcquisitionCo for redemptions of Trust Units under the Trust Indenture having terms and conditions as more particularly described in Appendix E to this Information Circular;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Retained Earnings**" means an amount up to the retained earnings of Penn West as determined by Penn West;

"**Securities**" means the Common Shares and the Options;

"**Securityholder**" means the Shareholders and Optionholders;

"**Shareholder**" means a holder of Common Shares;

"**Special Voting Units**" means the special voting units of the Trust, authorized under the Trust Indenture;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Stated Capital**" means an amount up to the stated capital attributable to the Common Shares as determined by Penn West;

"**Trocana**" means Trocana Resources Inc., a corporation incorporated under the ABCA;

"**Trust**" or "**Penn West Trust**" means Penn West Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of April 22, 2005 between CIBC Mellon Trust Company and William DeJong, as amended from time to time;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unit Rights Incentive Plan**" means the Trust Unit Rights Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix G to this Information Circular;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means CIBC Mellon Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, in the United States;

"**Weighted Average Trading Price**" has the meaning ascribed thereto in the Plan;

"**Working Interest Conveyance Agreement**" means the conveyance agreement between the Penn West Partnership and Penn West whereby the Penn West Partnership will convey the Working Interests to Penn West in consideration of the Partnership Note;

"**Working Interests**" means all of the Properties of the Penn West Partnership; and

"**000s**" means thousands.

Conventions

Certain terms used herein are defined in the *"Glossary of Terms"*. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada, except where stated otherwise.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	Mcfpd	thousand cubic feet per day
bopd	barrels per day	MMcf	million cubic feet
Mbbls	thousand barrels	MMcfpd	million cubic feet per day
MMbbls	million barrels	Bcf	billion cubic feet
NGL	natural gas liquids	GJ	gigajoule

Other

AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
API	an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28 API or higher is generally referred to as light crude oil
ARC	Alberta Royalty Credit
Boe	natural gas has been converted to barrels of oil equivalent (Boe) using a conversion rate of 6 mcf of natural gas equals 1 Boe. However, this could be misleading if used in isolation. A Boe conversion of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead
Boe/d	barrel of oil equivalent per day
m^3	cubic metre
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
M$	thousands of dollars

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.293
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held in the Ballroom of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta, on May 27, 2005, at 8:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the Arrangement; (ii) to approve the Trust Unit Rights Incentive Plan and the grant of rights thereunder; (iii) to approve the Employee Trust Unit Savings Plan; and (iv) the ordinary business normally carried on at the annual meeting of Penn West, which will consist of receipt and consideration of the consolidated financial statements for the year ended December 31, 2004, with the auditors' report thereon, to elect the directors and to appoint the auditors. See *"The Arrangement"* and *"Other Matters to be Brought Before the Meeting".*

The Arrangement

The purpose of the Arrangement is to convert Penn West from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to Trust Unitholders. It is the current intention of management to distribute approximately 60% of the Trust's cash flow per month to Trust Unitholders, with the remainder of the Trust's cash flow to be used to continue to explore for crude oil and natural gas reserves and exploit existing oil reservoirs. The Board of Directors of Penn West believes that the conversion of Penn West into a trust will maximize value for Securityholders and will provide an opportunity to enhance the value of Penn West and its assets over time for the following reasons:

- Improves financial structure through the flexibility to direct cash flow to a combination of internal capital projects, debt and distributions to Unitholders;
- Creates a single entity to focus on creating value from the existing diversified asset base;
- Channels exploration efforts to lower risk opportunities over a wide area while partnering with exploration focused companies to participate in grassroots exploration;
- Provides for operating the existing balanced portfolio of assets in the Western Canadian Sedimentary Basin, much as in the past, to optimize netbacks, but in a more tax efficient structure; and
- Improves competitiveness in making strategic acquisitions to create long term value.

Pursuant to the Arrangement, Shareholders will receive three (3) Trust Units in exchange for each Penn West Common Share.

Optionholders may choose to either: (i) exercise their vested Options and receive three (3) Trust Units for each Common Share acquired on exercise; (ii) exercise their Options, which vest on Securityholder and Court approval of the Arrangement, approval and receive three (3) Trust Units of the Trust for each Option exercised; or (iii) exercise their right, pursuant to the option plan of Penn West, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will cease to represent the right to acquire Common Shares of Penn West and shall instead entitle the holder to acquire three (3) Trust Units for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to one-third of the Option exercise price of such Option.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Penn West and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Penn West other than the right to be paid the fair value of their Common Shares or Options;

(b) each Common Share, other than Common Shares held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form and Non-Resident Shareholders, will be transferred to AcquisitionCo for one (1) AcquisitionCo Unit;

(c) each Common Share held by Non-Resident Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note in a principal amount equal to the Weighted Average Trading Price;

(d) the Trust will issue sufficient Trust Units to AcquisitionCo to enable AcquisitionCo to carry out the exchange described in paragraph (e) below and AcquisitionCo will issue one (1) Note to the Trust for each three (3) Trust Units so issued pursuant to paragraph (e) below;

(e) each Option Common Share held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for three (3) Trust Units;

(f) each one (1) AcquisitionCo Unit shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(g) each one (1) Note held by Non-Residents shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(h) any remaining outstanding Options shall cease to represent the right to acquire Common Shares and shall only entitle the holder to acquire three (3) Trust Units for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to one-third of the option exercise price of such Option;

(i) the Penn West Partnership will convey the Working Interests to Penn West pursuant to the Working Interest Conveyance and Penn West shall deliver the Partnership Note to the Penn West Partnership;

(j) the Penn West Partnership and Penn West shall enter into the Facilities Lease;

(k) Penn West and the Trust will enter into the Administration Agreement;

(l) Penn West will reduce its stated capital account attributable to the Common Shares by an amount equal to the Stated Capital by distributing to AcquisitionCo (the sole holder of the Common Shares) the amount of the Stated Capital;

(m) Penn West will declare and pay a dividend to its holders of Common Shares in an amount equal to the Retained Earnings by paying the amount of the Retained Earnings to AcquisitionCo (the sole holder of the Common Shares);

(n) AcquisitionCo will pay to the Trust an amount equal to the Adjusted Equity by reducing the principal amount of the Notes by an amount equal to the Adjusted Equity;

(o) Trust will advance to Penn West an amount equal to Adjusted Equity in exchange for the Penn West Notes in the principal amount of the Adjusted Equity; and

(p) Penn West and AcquisitionCo will enter into the NPI Agreement and AcquisitionCo will deliver the NPI Note to Penn West and AcquisitionCo will transfer and assign its rights under the NPI Agreement to the Trust in consideration of a reduction in the principal amount of the Notes.

No fractional Notes or Trust Units will be issued pursuant to the Arrangement and to the extent that a fractional Note or Trust Unit would be issued such Note or Trust Unit will be rounded to the nearest whole number.

Post Arrangement Structure

Following these steps the Trust will own all of the issued and outstanding common shares of AcquisitionCo, the Notes and the NPI; AcquisitionCo will own all of the Common Shares of Penn West; and Penn West will own the NPI Note.

The following diagram illustrates the organizational structure of the Trust following the implementation of the Arrangement.


Penn West Shareholders
Trust Units
Trust
Notes and 100% Common Shares
AcquisitionCo (1)
Net Profits Interest
Penn West Notes
NPI Note
100% Common Shares
Penn West (1)(2)
100% Common Shares
100% Common Shares
100% Common Shares
Penn West Exploration (1)(2)
Northern Reef (1)(2)
Trocana (1)(2)

Notes:

(1) AcquisitionCo, Penn West, Penn West Exploration and Northern Reef will be amalgamated as of January 1, 2006 to form AmalgamationCo.

(2) Penn West, Penn West Exploration, Northern Reef and Trocana currently comprise the Penn West Partnership. After the amalgamation and the formation of AmalgamationCo, the Penn West Partnership will be comprised of AmalgamationCo and Trocana.

Upon the completion of the Arrangement, an aggregate of approximately 161,848,000 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options. See *"The Arrangement - Effect of the Arrangement"* and Appendix E, *"Information Concerning Penn West Energy Trust"*.

Trust Units

As holders of Trust Units after the Arrangement, Unitholders will receive monthly Distributions of the cash flow generated by Penn West and distributed to Unitholders through the Trust. The Trust will employ a strategy that: (a) provides Unitholders with an annual cash-on-cash yield by making monthly cash Distributions to such Unitholders; (b) provides Penn West with a portion of the cash flow to pursue internal exploration, exploitation and development projects; and (c) improves the competitiveness of the Trust in pursuing strategic acquisitions for the long term. See Appendix E, *"Information Concerning Penn West Energy Trust - Risk Factors"*.

The Trust will make cash Distributions to holders of Trust Units from the interest income received on the Notes from AcquisitionCo and on the Penn West Notes from Penn West and from income generated under the NPI Agreement, net of administrative and certain other expenses. See *"The Arrangement - Effect of the Arrangement"*.

Background to and Reasons for the Arrangement

On March 2, 2004, the Board of Directors announced a review of strategic alternatives to maximize shareholder value including a review of the benefits and challenges with regard to the following options:

- maintaining the status quo and continuing the Company's strategic direction as an independent oil and natural gas exploration and development company;
- converting the Company in whole or in part into an income trust. In this regard, the Board instructed legal counsel to obtain an advance ruling from Canada Customs and Revenue Agency regarding the tax consequences of a potential conversion to an income trust as receipt of a satisfactory ruling was a material consideration in pursuing this alternative; and
- considering other strategic alternatives including a sale or merger of the Company.

On August 20, 2004, Penn West announced that the Board of Directors, after review of various strategic alternatives in conjunction with Penn West's management and financial advisors, recommended that all of the assets of Penn West be converted into an income trust, contingent on the receipt of a satisfactory advance income tax ruling from the Canada Revenue Agency regarding the tax consequences of conversion to an income trust.

On April 8, 2005, Penn West received an advance income tax ruling that was satisfactory to the Board of Directors of Penn West and determined to proceed with the conversion of Penn West to an income trust and an announcement to this effect was made by Penn West on April 11, 2005.

Penn West believes that the ability to efficiently direct a portion of the cash flow to the Unitholders in the form of a Distribution will maximize value in the long term.

Penn West is of the view that the trust structure will allow, among other things: (a) Unitholders to receive the income from Penn West in a more tax-efficient manner; (b) a portion of the taxable income of Penn West to be distributed to the Unitholders of the Trust on a monthly basis in cash, thereby shifting the tax liability of Penn West to Unitholders, who may enjoy a lower effective tax rate than Penn West itself; and (c) Unitholders to continue to benefit from the disciplined management of the continuing entity. Penn West believes that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Unitholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

Penn West, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and, if deemed appropriate, expansion of Penn West's business relative to Penn West continuing as a corporate entity.

See "*The Arrangement - Background to and Reasons for the Arrangement*".

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than 66⅔% of the votes cast by Shareholders and Optionholders, each voting together as a class, either in person or by proxy, at the Meeting. See *"The Arrangement – Approvals", "General Proxy Matters - Solicitation of Proxies" and "Other Matters To Be Brought Before the Meeting – Procedure and Votes Required".*

Fairness Opinions

On April 28, 2004, the Board of Directors retained BMO Nesbitt Burns Inc. and CIBC World Markets Inc. to review the benefits and challenges regarding converting Penn West into an income trust, and, if required, to address the fairness, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement. In connection with this mandate, BMO Nesbitt Burns Inc. and CIBC World Markets Inc. have prepared the Fairness Opinions. The Fairness Opinions state that in the opinion of BMO Nesbitt Burns Inc. and CIBC World Markets Inc., as of April 22, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entirety. See *"The Arrangement - Fairness Opinions"* and Appendix D, *"Fairness Opinions"*.

Recommendation of the Board of Directors

The Board of Directors has concluded that the Arrangement, in its opinion, is in the best interests of Penn West and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See *"The Arrangement - Procedure for the Arrangement Becoming Effective"*. An application for the Final Order approving the Arrangement is expected to be made on May 27, 2005 at 4:00 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Unitholders will be the sole beneficiaries of the Trust. CIBC Mellon Trust Company is the initial trustee of the Trust. The Trust will be managed by the management of Penn West. See Appendix E, *"Information Concerning Penn West Energy Trust"*.

The Trust will permit individual Trust Unitholders to participate in the cash flow from Penn West's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AcquisitionCo., from the Penn West Notes from Penn West and from Penn West under the NPI. Cash distributions will be payable on a monthly basis to Unitholders of record on the last Business Day of each month, with the first such payment expected to be made on July 15, 2005 in an amount in the range of $0.23 per Trust Unit to $0.26 per Trust Unit to Unitholders of record as of June 30, 2005 assuming the Effective Date is May 31, 2005. The board of directors of Penn West on behalf of the Trust will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Penn West. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders. Depending upon various factors including commodity prices and the size of Penn West's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including exploration and exploitation expenditures and minor property acquisitions, but excluding major acquisitions. See *"The Arrangement"* and Appendix E, *"Information Concerning Penn West Energy Trust –Distribution Policy"*.

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See *"The Arrangement - Stock Exchange Listings"*.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares which are ultimately exchanged for Trust Units and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in income their proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units. Generally speaking, persons not resident in Canada whose Common Shares are not taxable Canadian property will not be required to recognize any gain or loss in respect of the Arrangement but will be subject to withholding tax on distributions from the Trust.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See *"Canadian Federal Income Tax Considerations"*.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in or citizens of jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Trust following the completion of the Arrangement, for the indicated period. This table should be read in conjunction with the "unaudited pro forma consolidated financial statements" of the Trust included in Schedule A of Appendix E. See Appendix E, *"Information Concerning Penn West Energy Trust"*.

	Pro Forma Year Ended December 31, 2004
	(unaudited) ($millions)
Production revenue	1,521.3
Royalties	296.1
Operating expenses	300.4
Transportation	25.6
Net operating revenue	899.2

		Pro Forma Year Ended December 31, 2004
		(unaudited)
Average Daily Production		
Light/medium crude oil & NGL (bopd)		34,943
Conventional heavy oil (bopd)		18,136
Natural gas (MMcfpd)		316.3
Oil equivalent (Boe/d)		105,788
Average Net Product Prices Received		
Light/medium crude oil & NGL ($/bbl) [1]		48.09
Conventional heavy oil ($/bbl)		31.73
Natural gas ($/Mcf)		6.68
Undeveloped Land Holdings *(millions of net acres) (as at December 31, 2004)*		5.8
	Gross [2]	**Net** [3]
Proved Reserves (as at December 31, 2004) [4]		
Light/medium crude oil & NGL (MMbbls)	150.5	135.6
Conventional heavy oil (mmbbls)	51.8	46.5
Natural gas (Bcf)	637.0	520.2
Oil equivalent (MMboe)	308.5	268.8
Proved Plus Probable Reserves (as at December 31, 2004)[4]		
Light/medium crude oil & NGL (MMbbls)	177.7	159.5
Conventional heavy oil (MMbbls)	61.9	55.4
Natural gas (Bcf)	760.7	621.3
Oil equivalent (MMboe)	366.4	318.5

Notes:

(1) Average net product price received excludes the impact of risk management.

(2) "Gross" reserves are defined as the total remaining recoverable reserves owned by Penn West, directly or indirectly, before deduction of any royalties.

(3) "Net" reserves are defined as those reserves accruing to Penn West, directly or indirectly, after Crown and freehold royalties have been deducted.

(4) Working interest reserve information taken from the GLJ Report is at December 31, 2004 based on escalated prices.

Risk Factors

An investment in the Trust and Penn West should be considered highly speculative due to the nature of the Trust's activities. The following is a summary of certain risk factors relating to the activities of the Trust and Penn West and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units. The risk factors listed below are a summary of risk factors contained elsewhere in this Information Circular. A prospective investor should carefully consider all such risk factors.

Risks Relating to the Oil and Natural Gas Business

Reserve Estimates

The reserve and recovery information contained in the GLJ Report are only an estimate and the actual production and ultimate reserve recovered from Penn West's properties may be greater or less than the independently prepared estimates of GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by Penn West for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Penn West's ability to satisfy its obligations under the Penn West Notes and AcquisitionCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Penn West and possible liability to third parties. Penn West will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Penn West may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Penn West's ability to satisfy its obligations under the Penn West Notes and AcquisitionCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust from Penn West under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Penn West or their subsidiaries to certain properties. Such circumstances could impair Penn West's ability to satisfy its obligations under the Penn West Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Penn West or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Penn West.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and Penn West will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, which may compete more effectively for such resources than the Trust or Penn West.

Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risk Relating to an Investment in the Trust

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Penn West. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its direct and indirect interests in the shares of AcquisitionCo and Penn West, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Trust currently anticipates using approximately 40% of its Distributable Cash to continue to explore for natural gas reserves and exploit existing oil reserves, it will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, Penn West's initial production levels and reserves may decline.

Penn West's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Penn West's success in exploiting its reserve base, exploring its undeveloped land base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Penn West's reserves and production will decline over time as reserves are exploited.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Should status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the NPI and any Royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1 per cent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada as defined in the Tax Act.

Non-resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada (non-residents) within the meaning of the Tax Act. The Trust Indenture provides that if at any time it becomes aware that the beneficial owners of 50 per cent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust may take certain actions to maintain the Trust's status as a mutual fund trust which may be adverse to non-resident holders of Trust Units.

Debt Service

Penn West may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Penn West may impair Penn West's ability to satisfy its obligations under the Penn West Notes and AcquisitionCo's ability to satisfy its obligations under the Notes, or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AcquisitionCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

If Penn West becomes unable to pay its debt service charges or otherwise commits an event of default under the credit agreements with its lenders such as bankruptcy, a lender may foreclose on or sell the assets of Penn West and the Penn West Partnership.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Penn West, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of Penn West and AcquisitionCo

Penn West expects to pay a material amount of corporate income tax during calendar year 2005, most of it arising in its short taxation year which will end on the effective date of this Arrangement. Subsequent to the Arrangement, Penn West will continue to be subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Penn West Partnership pursuant to the Partnership Note, lease payments under the Facilities Lease and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. While Penn West has obtained a favourable ruling from the Canada Revenue Agency concerning the deductibility of interest on the Partnership Note, such ruling is contentioned on the amount of interest being reasonable in the circumstances and there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. Moreover, Penn West has agreed to an undertaking with the Canada Revenue Agency as a condition of receiving the favourable tax ruling which provides that Penn West will not claim the maximum amount of certain discretionary deductions in its taxation years ending in 2005.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

On March 2, 2004, the Board of Directors announced a review of strategic alternatives to maximize shareholder value including a review of the benefits and challenges with regard to the following options:

- maintaining the status quo and continuing the Company's strategic direction as an independent oil and natural gas exploration and development company;

- converting the Company in whole or in part into an income trust. In this regard, the Board instructed legal counsel to obtain an advance ruling from Canada Customs and Revenue Agency regarding the tax consequences of a potential conversion to an income trust as receipt of a satisfactory ruling was a material consideration in pursuing this alternative; and

- considering other strategic alternatives including a sale or merger of the Company.

On April 28, 2004, Penn West engaged each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. to act as Penn West's financial advisors in relation to Penn West's review of strategic alternatives to maximize shareholder value.

On August 20, 2004, Penn West announced that the Board of Directors, after review of various strategic alternatives in conjunction with Penn West's management and financial advisors, recommended that all of the assets of Penn West be converted into an income trust, contingent on the receipt of a satisfactory advance income tax ruling from the Canada Revenue Agency regarding the tax consequences of conversion to an income trust.

On April 8, 2005, Penn West received an advance income tax ruling that was satisfactory to the Board of Directors of Penn West and determined to proceed with the conversion of Penn West to an income trust and an announcement to this effect was made by Penn West on April 11, 2005.

Penn West believes that the ability to efficiently direct a portion of the cash flow to the Unitholders in the form of a Distribution will maximize value in the long term.

Penn West is of the view that the trust structure will allow, among other things: (a) Unitholders to receive the income of Penn West in a more tax-efficient manner; (b) a portion of the taxable income of Penn West to be distributed to the Unitholders of the Trust on a monthly basis in cash, thereby shifting the tax liability of Penn West to Unitholders, who may enjoy a lower effective tax rate than Penn West itself; and (c) Unitholders to continue to benefit from the disciplined management of the continuing entity. Penn West believes that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Unitholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

Penn West, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and, if deemed appropriate, expansion of Penn West's business relative to Penn West continuing as a corporate entity.

Effect of the Arrangement

The Arrangement will result in Shareholders (excluding Dissenting Securityholders) ultimately receiving Trust Units for their Common Shares held on the Effective Date.

On April 18, 2005 there were 53,949,146 million Common Shares outstanding. In addition, an estimated 3,434,000 million Common Shares are issuable pursuant to currently outstanding in–the–money Options.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for Trust Units. In addition, all of the common shares of AcquisitionCo, the Notes and the Penn West Notes will be owned by the Trust and AcquisitionCo will own the NPI Note and all of the Common Shares of Penn West. For details regarding the Trust Units, see Appendix E, *"Information Concerning Penn West Energy Trust"*.

Optionholders may choose to either: (i) exercise their vested Options and receive three (3) Trust Units for each Common Share acquired on exercise; (ii) exercise their Options, which vest on Securityholder and Court approval of the Arrangement, and receive three (3) Trust Units of the Trust for each Option exercised; or (iii) exercise their right, pursuant to the option plan of Penn West, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will cease to represent the right to acquire Common Shares of Penn West and shall instead entitle the holder to acquire three (3) Trust Units for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to one-third of the Option exercise price of such Option.

As a result of a Shareholder's Common Shares being exchanged for Trust Units pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix E, *"Information Concerning Penn West Energy Trust"*.

The reorganization will have little impact on the operations of Penn West which will continue to be performed by the management and employees of Penn West through the Administration Agreement. The Trust will employ a strategy that: (a) provides Unitholders with an annual cash-on-cash yield by making monthly cash Distributions to such Unitholders; (b) provides Penn West with a portion of cash flow to pursue internal exploration, exploitation and development projects; and (c) improves the competitiveness of the Trust in pursuing strategic acquisitions for the long term. Management will continue to focus on development of lower risk projects throughout Penn West's core areas including enhanced light oil recovery projects, light oil recovery, conventional heavy oil development, and natural gas projects. Higher risk opportunities on its extensive undeveloped land base which are unsuited to the Trust's preferred risk profile will be reviewed for potential farm-out to exploration focused companies enabling the Trust to participate in grassroots exploration without risking Unitholders' capital. Management intends to pursue strategic acquisitions that add long term value in terms of cash flow, and their potential for enhancements, efficiency improvements, new production and reserves and other opportunities over a multi year period. See Appendix E, *"Information Concerning Penn West Energy Trust - Risk Factors"*

It is currently intended that the Trust will make monthly cash Distributions to Trust Unitholders from the interest income received on the Notes from AcquisitionCo, received on the Penn West Notes from Penn West and from income received under the NPI Agreement, net of administrative and certain other expenses.

The following diagram illustrates the organizational structure of the Trust following the implementation of the Arrangement.


Penn West
Shareholders
Trust Units
Trust
Notes and 100%
Common Shares
AcquisitionCo (1)
Net
Profits
Interest
Penn
West
Notes
NPI Note
100% Common Shares
Penn West (1)(2)
100%
Common
Shares
100%
Common
Shares
100%
Common
Shares
Penn West
Exploration (1)(2)
Northern Reef (1)(2)
Trocana (1)(2)

Notes:

(1) AcquisitionCo, Penn West, Penn West Exploration and Northern Reef will be amalgamated as of January 1, 2006 to form AmalgamationCo.

(2) Penn West, Penn West Exploration, Northern Reef and Trocana currently comprise the Penn West Partnership. After the amalgamation and the formation of AmalgamationCo, the Penn West Partnership will be comprised of AmalgamationCo and Trocana.

For further information regarding the Trust, AcquisitionCo and Penn West, please refer to Appendix E, *"Information Concerning Penn West Energy Trust"*.

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of Penn West. The Trustee will enter into an administration agreement pursuant to which Penn West will provide certain administrative services and facilities to the Trust. See Appendix E, *"Information Concerning Penn West Energy Trust"*.

Details of the Arrangement

The proposed Arrangement will result in the creation of Penn West Energy Trust, a new oil and natural gas energy trust that will own all of Penn West's existing reserves and which will make regular monthly Distributions of cash to Unitholders.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Penn West and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Penn West other than the right to be paid the fair value of their Common Shares or Options;

(b) each Common Share, other than Common Shares held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form and Non-Resident Shareholders, will be transferred to AcquisitionCo for one (1) AcquisitionCo Unit;

(c) each Common Share held by Non-Resident Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note in a principal amount equal to the Weighted Average Trading Price;

(d) the Trust will issue sufficient Trust Units to AcquisitionCo to enable AcquisitionCo to carry out the exchange described in paragraph (e) below and AcquisitionCo will issue one (1) Note to the Trust for each three (3) Trust Units so issued pursuant to paragraph (e) below;

(e) each Option Common Share held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for three (3) Trust Units;

(f) each one (1) AcquisitionCo Unit shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(g) each one (1) Note held by Non-Residents shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(h) any remaining outstanding Options shall cease to represent the right to acquire Common Shares and shall only entitle the holder to acquire three (3) Trust Units for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to one-third of the option exercise price of such Option;

(i) the Penn West Partnership will convey the Working Interests to Penn West pursuant to the Working Interest Conveyance and Penn West shall deliver the Partnership Note to the Penn West Partnership;

(j) the Penn West Partnership and Penn West shall enter into the Facilities Lease;

(k) Penn West and the Trust will enter into the Administration Agreement;

(l) Penn West will reduce its stated capital account attributable to the Common Shares by an amount equal to the Stated Capital by distributing to AcquisitionCo (the sole holder of the Common Shares) the amount of the Stated Capital;

(m) Penn West will declare and pay a dividend to its holders of Common Shares in an amount equal to the Retained Earnings by paying the amount of the Retained Earnings to AcquisitionCo (the sole holder of the Common Shares);

(n) AcquisitionCo will pay to the Trust an amount equal to the Adjusted Equity by reducing the principal amount of the Notes by an amount equal to the Adjusted Equity;

(o) Trust will advance to Penn West an amount equal to Adjusted Equity in exchange for the Penn West Notes in the principal amount of the Adjusted Equity; and

(p) Penn West and AcquisitionCo will enter into the NPI Agreement and AcquisitionCo will deliver the NPI Note to Penn West and AcquisitionCo will transfer and assign its rights under the NPI Agreement to the Trust in consideration of a reduction in the principal amount of the Notes.

No fractional Notes or Trust Units will be issued pursuant to the Arrangement and to the extent that a fractional Note or Trust Unit would be issued such Note or Trust Unit will be rounded to the nearest whole number.

Post Arrangement Structure

Following these steps the Trust will own all of the issued and outstanding common shares of AcquisitionCo, the Notes, the Penn West Notes and the NPI; AcquisitionCo will own all of the Common Shares of Penn West; and Penn West will own the NPI Note.

Upon the completion of the Arrangement, an aggregate of approximately 161,848,000 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options.

See *"The Arrangement - Effect of the Arrangement"*, and Appendix E, *"Information Concerning Penn West Energy Trust"*.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Penn West, AcquisitionCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Penn West voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders and Optionholders, each voting together as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On April 26, 2005 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Penn West will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for May 27th, 2005 at 4:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Penn West a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on May 24, 2005. Service of such notice shall be effected by service upon the solicitors for Penn West: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe. See *"Notice of Petition"*.

The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Penn West has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Penn West, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Penn West, AcquisitionCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders and Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, each acting reasonably, not later than July 31, 2005 or such later date as the parties may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Penn West's principal lenders;

(f) there shall not, as of the Effective Date, be Securityholders that hold, in aggregate, in excess of 5% of all Securities that have validly exercised their Dissent Rights under the ABCA and the Interim Order; and

(g) the conditional approval of the TSX of the listing of the Trust Units to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Penn West intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Fairness Opinions

The Board of Directors received opinions dated April 22, 2005 from BMO Nesbitt Burns Inc. and CIBC World Markets Inc. stating that in the opinion of each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc., as of April 22, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Copies of the Fairness Opinions are attached as Appendix D to this Information Circular. The Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entirety.

The Board of Directors concurs with the views of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and such views were an important consideration in the Board's decision to proceed with the Arrangement.

Recommendation of the Board of Directors

The Board of Directors has concluded that the Arrangement, in its opinion, is in the best interests of Penn West and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Penn West will apply for the Final Order approving the Arrangement. If the Final Order is obtained on May 27, 2005 in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Penn West expects the Effective Date will be on or about May 31, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Penn West's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on May 27, 2005.

Procedure for Exchange of Common Shares

Shareholders must complete and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Common Shares to the Depository at one of the offices specified in the Letter of Transmittal. **In order to effect certain exchanges of securities under the Arrangement, holders of Common Shares are requested to return the Letter of Transmittal on or before the Certification Deadline, duly completed, including Box C which contains a Certification as to whether the holder is not a Non-Resident.**

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the deposit of their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Holder's risk. Penn West recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal; and (ii) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust was established for the purposes of investing in the securities of AcquisitionCo or any other Subsidiary to fund the business of the Trust.

The Trust Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit individual Trust Unitholders to participate in the cash flow from Penn West's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

CIBC Mellon Trust Company is the initial trustee of the Trust. The Trust will be managed by the management of Penn West. See Appendix E, "Information Concerning Penn West Energy Trust".

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See "The Arrangement - Stock Exchange Listings".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares which are ultimately exchanged for Trust Units and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in income their proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units. Generally speaking, persons not resident in Canada whose Common Shares are not taxable Canadian property will not be required to recognize any gain or loss in respect of the Arrangement but will be subject to withholding tax on distributions from the Trust.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Opinion".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in or citizens of jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units.

Canadian Federal Income Tax Opinion

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust ("Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act which relate to the Arrangement and which are generally applicable to Shareholders, who hold Common Shares and any Notes and Trust Units as capital property for purposes of the Tax Act and neither deal, nor are deemed to deal, otherwise than at arm's length with, and are not affiliated with, Penn West, AcquisitionCo or the Trust for purposes of the Tax Act. Generally, the Common Shares and any Notes and Trust Units will be considered to be capital property to a Shareholder provided such Shareholder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their Common Shares or Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder that is a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act and tax regulations in force as of the date hereof, all specific proposals to amend the Tax Act and Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement.

Penn West has obtained an advance income tax ruling (the "Ruling") from the CRA with respect to certain tax consequences of the Arrangement. Where applicable, the Ruling is referred to below.

Residents of Canada

This portion of the summary is applicable to a Shareholder that is resident or is deemed to be resident in Canada for purposes of the Tax Act.

Exchange of Common Shares for Trust Units

A Shareholder will receive Notes and AcquisitionCo Common Shares on the exchange of the Shareholder's Common Shares. Such Notes and AcquisitionCo Common Shares will subsequently be exchanged for Trust Units. Having regard to the combined tax consequences of these two exchanges, such Shareholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the Trust Units so received) exceeds (or are less) than the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. This conclusion is confirmed in the Ruling. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. The cost to the Shareholder of the Trust Units so received will be equal to their fair market value at the time of receipt.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax.

Status of the Trust

This summary assumes that the Trust will qualify at all times as a mutual fund trust within the meaning of the Tax Act. The qualification of the Trust as a mutual fund trust requires that certain factual conditions continuously be met, relating principally to the nature and number of unitholders, the ability of the trust to distribute trust units to the public, the fair market value of the trust units from time to time and the nature of the trust's property and activities. The Tax Act currently provides that, subject to certain exceptions, a trust that is maintained primarily for the benefit of non-residents of Canada may cease to qualify as a mutual fund trust.

Under proposed amendments announced in the 2004 Federal Budget and released as draft legislation on September 16, 2004, a trust would be considered to be maintained primarily for the benefit of non-residents and would cease to qualify as a mutual fund trust at the time trust units having more than 50% of the fair market value of all issued trust units are held by non-residents of Canada or partnerships in which all of the partners are not residents of Canada (a "non-Canadian partnership"). However, in a press release issued on December 6, 2004 the Minister of Finance indicated that further discussions would take place with the private sector concerning the appropriate tax treatment of investments by non-residents in mutual fund trusts holding interest in resource properties and accordingly the Notice of Ways and Means Motion tabled by the Minister of Finance on December 6, 2004 did not include the proposed amendments relating to investments in mutual fund trusts by non-residents originally released on September 16, 2004. Management of Penn West has advised counsel that, based upon their understanding of current share ownership in Penn West, it is anticipated that ownership of the Trust Units by non-residents upon completion of the Arrangement will be substantially under 50%. The Trust Indenture contains provisions that are intended to permit the Trust to take measures to reduce the percentage of Trust Units held by non-residents and non-Canadian partnerships if the Trust becomes aware that 50% or more of the Trust Units are held by non-residents or non-Canadian partnerships. If non-residents and non-Canadian partnerships acquire a substantial number of Trust Units, the trust's ability to maintain its status as a mutual fund trust may be dependent on its ability to determine the proportion of the Trust Units held by non-residents and non-Canadian partnerships on an accurate and timely basis and to take effective steps to prevent a majority of Trust Units from being held by non-residents and non-Canadian partnerships.

Should the Trust cease to qualify as a mutual fund trust the income tax considerations respecting the Trust and unitholders may be materially different from those described in this summary.

Provided the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan (an "RESP") (collectively, "Exempt Plans").

Penn West has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than RESPs) or other persons subject to tax on foreign property under Part XI of the Tax Act, provided that the Trust is a mutual fund trust at such time. RESPs are not subject to the tax on foreign property under Part XI of the Tax Act. The 2005 Federal Budget proposes to repeal the foreign property limitation effective for the 2005 calendar year.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes and the Penn West Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income accruing from the NPI; and (iii) all dividends received on the shares of AcquisitionCo unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis. The Trust will add the cost of the NPI to its cumulative Canadian oil and gas property expense ("COGPE"), and may deduct up to 10% of its cumulative COGPE annually on a declining balance basis (subject to proration for short taxation years). Acquisitions or dispositions of Canadian resource properties subject to the NPI may result in increases or decreases in the Trust's cumulative COGPE. If the Trust's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in income. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of Unitholders

Income From Trust Units

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder. A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act) and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net realized capital gains may increase an individual Unitholder's liability for minimum tax.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The adjusted cost base to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income, and this acquisition cost will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of the Shareholder's Trust Units.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units in consideration for cash or Redemption Notes of AcquisitionCo will be a disposition of such Trust Units for proceeds equal to the amount of such cash or the fair market value of such notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. The receipt of Redemption Notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Such a Unitholder will be required to include in income, interest on the Redemption Notes in accordance with the provisions of the Tax Act. The adjusted cost base of a Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes on a redemption.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A capital gain or loss realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading "Taxation of Capital Gains and Capital Losses".

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

Tax Exempt Unitholders

Provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the plan.

Where an Exempt Plan receives Notes as a result of a redemption of Trust Units, such Notes may not be qualified investments for the Exempt Plan under the Tax Act, and this may give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares, Notes or Trust Units in, or in the course of carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

The transactions under the Arrangement, which will result in each Non-Resident Holder receiving Notes in exchange for Common Shares held on the Effective Date and then receiving three Trust Units for each Note, will not give rise to any tax being payable under the Tax Act by such Non-Resident Holder provided that the Common Shares are not "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. Common Shares exchanged by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Penn West at any time during the 60 month period that ends at the time of the exchange; and (ii) the Common Shares are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder whose Common Shares constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the exchange of Common Shares for Notes in the same manner as a Shareholder who exchanges Common Shares for Notes and AcquisitionCo Common Shares, as described above under the heading "Residents of Canada". Such a Non-Resident Holder would also be required to file a Canadian income tax return to report the disposition and, if the disposition results in a capital gain, pay Canadian federal income tax in respect of such capital gain at applicable rates, subject to the provisions of an applicable income tax convention.

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% at the time such distribution is paid or credited, subject to reduction of such rate under an applicable income tax convention. For distributions to persons who are residents of the United States for the purposes of the Canada-United States Income Tax Convention, (1980), the rate of withholding is generally reduced to 15%. Pursuant to the Proposed Amendments, the Trust will also be obligated to withhold on all capital distributions to Non-Resident Holders at the rate of 15%. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of the 15% withholding tax is available in limited circumstances, subject to the filing of a special tax return.

A disposition or deemed disposition of a Trust Unit by a Non-Resident Holder (whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise) will not give rise to any tax being payable under the Tax Act by the Non-Resident Holder, provided that the Trust Units do not constitute "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. Trust Units disposed of by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of Trust Units under the same rules as apply to residents of Canada. In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the Non-Resident Holder would be also required to file a Canadian income tax return to report the disposition of Trust Units, and if the disposition results in a capital gain, pay

Canadian federal income tax in respect of such gain at applicable rates subject to the provisions of an applicable income tax convention.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders

Shareholders who are considering the exercise of their rights of dissent are urged to consult their own income tax advisors as the law in this area is unclear. A Dissenting Shareholder will be entitled, in the event the transaction becomes effective, to be paid by Penn West the fair value of the Common Shares held by such Dissenting Shareholder determined as of the appropriate date. See "Rights of Dissent". Such Dissenting Shareholder may be considered to have realized a deemed dividend to the extent that the proceeds of disposition exceed the paid-up capital of the Common Shares and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the Common Shares to the Dissenting Shareholder immediately before payment of the fair value of the Common Shares. Alternatively, the entire consideration received may be viewed as proceeds of disposition of the Dissenting Shareholder's Common Shares.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order, Dissenting Optionholders are given rights analogous to rights of Dissenting Shareholders under the ABCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. **Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.**

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights such holder may have, to dissent and to be paid by Penn West the fair value of the Securities held in respect of which such holder dissents, determined as of the close of business on the last Business Day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of such Securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise Dissent Rights must make arrangements for the Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by Penn West or, alternatively, make arrangements for the registered holder of such Securities to dissent on behalf of the Securityholder.**

A Dissenting Securityholder must send to Penn West a written objection to the Arrangement Resolution, which written objection must be received by Penn West, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe, before 4:00 pm. (Calgary time) on the Business Day prior to the Meeting or by the Chairman of the Meeting at the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Penn West or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Penn West or a Dissenting Securityholder, Penn West must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay an amount considered by the Board of Directors to be the fair value of the Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Penn West is the applicant, or within 10 days after Penn West is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Penn West for the purchase of Securities by Penn West in the amount of Penn West's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Penn West and in favour of each of those Dissenting Securityholders, and fixing the time within which Penn West must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between Penn West and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw its dissent, or Penn West may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Penn West shall not make a payment to a Dissenting Securityholder under section 191 if there are reasonable grounds for believing that Penn West is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Penn West would thereby be less than the aggregate of its liabilities. In such event, Penn West shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to Penn West within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw such holder's written objection such holder retains the status of a claimant against Penn West to be paid as soon as Penn West is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of Penn West.

All Securities held by Securityholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Penn West in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into Trust Units and such Securityholders will be issued Trust Units on the same basis as all other Securityholders who have elected or are deemed to have elected to receive Trust Units pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Penn West, AcquisitionCo and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of Securities that hold in excess of 5% of all Securities, that have validly exercised their Dissent Rights.

Interests of Certain Persons in the Arrangement

Directors and officers of Penn West own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 3,755,785 Common Shares and 904,500 Options representing approximately 7% of the outstanding Common Shares and approximately 26% of the outstanding Options, respectively (and which together represent approximately 8% of the outstanding Common Shares and Options).

Penn West has also agreed to vest all unvested Options provided that all Securityholder and Court approvals are obtained.

Penn West has retained BMO Nesbitt Burns Inc. and CIBC World Markets Inc. to be financial advisors to Penn West and the Board of Directors with respect to the Arrangement. The advisors have received or will receive fees from Penn West for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Penn West relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, and the preparation and printing of this Information Circular, are expected to aggregate approximately $6.5 million.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Securities Law Matters

The Trust Units and Notes to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

The benefits received by Optionholders (who are related parties) on the vesting of the Options may be considered a "collateral benefit" for the purposes of the Ontario Securities Commission Policy 61-501 ("61-501"). However, 61-501 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with a related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and any such related party and it's associates own less than 1% of the Common Shares, or if the transaction is a business combination (as is the Arrangement), the related party discloses to an independent committee of the board of directors of Penn West, the amount of the consideration to be received by such related party under the Arrangement (the "Transaction Benefit"), and the independent committee determines in good faith that the value of the consideration received, net of costs, is less than 5% of the Transaction Benefit. The benefits resulting from the vesting of the Options fall within the exceptions set forth above. Related parties, comprised solely of directors and officers of Penn West, hold 534,100 vested Options and 370,400 unvested Options at an average exercise price of $36.27 as at April 22, 2005.

The Trust Units to be issued to U.S. Shareholders pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. Trust Units issued to a former Shareholder who is not an "affiliate" of Penn West immediately before the Arrangement, and is not an "affiliate" of AcquisitionCo and Penn West, or the Trust at the time of resale, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Penn West prior to the Arrangement, or affiliates of AcquisitionCo or the Trust after the Arrangement may not re-sell their Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Penn West, AcquisitionCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Penn West, AcquisitionCo or the Trust, as the case may be, and generally includes an entity's officers, directors and principal shareholders. **Shareholders are urged to consult their legal advisors prior to disposing of Trust Units outside Canada to determine the extent of all applicable resale provisions.**

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Penn West for approval of the Arrangement. See *"Approvals – Court Approvals – Final Order"* above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Penn West, any recent significant decisions which would apply in this instance. **Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Penn West. As at April 22, 2005, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING PENN WEST ENERGY TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8. AcquisitionCo is currently a wholly-owned subsidiary of the Trust and upon the Arrangement becoming effective AcquisitionCo and Penn West, directly or indirectly, will become wholly-owned subsidiaries of the Trust.

Trust Unitholders will be the sole beneficiaries of the Trust. CIBC Mellon Trust Company is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and Penn West will be managed by the management of Penn West.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix E, *"Information Concerning Penn West Energy Trust"* for a more detailed description of the Trust and its securities.

INFORMATION CONCERNING PENN WEST

Penn West was formed on the amalgamation of Caldoc Oil & Gas Ltd., Tomden Oil & Gas Ltd. and Duprey Engineering Limited on December 27, 1979, under the name Duprey Engineering Limited. On March 6, 1980, Duprey Engineering Limited changed its name to Penn West Petroleum Ltd. The Company was continued under the Business Corporations Act (Alberta) on June 14, 1982. On June 25, 1982 the Company amalgamated with Strom Energy Ltd. under the name Penn West Petroleum Ltd. and on June 30, 1982 the Company amalgamated with Strom Resources Ltd. and CMS Petroleum Corporation Limited to again continue as Penn West Petroleum Ltd.

Penn West has five wholly owned subsidiaries: Penn West Petroleum, Inc., and Penn West Exploration USA, Inc., both Delaware corporations, which hold minor oil and natural gas properties in the United States, and Penn West Exploration, Northern Reef and TroCana, all Alberta corporations, which carry on oil and natural gas exploration and development activities in western Canada either directly or indirectly, through a general partnership, Penn West Petroleum.

Penn West's registered, head and principal office is at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Penn West, 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, phone (403) 777-2500 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Penn West at the above-mentioned address and telephone number.

The following documents of Penn West, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Penn West's Annual Information Form dated March 22, 2005;

2. the audited comparative consolidated financial statements of Penn West and the notes thereto as at and for the year ended December 31, 2004 and 2003, together with the report of the auditors thereon;

3. the management's discussion and analysis of the financial condition and results of operations of Penn West for the year ended December 31, 2004; and

4. the material change report of Penn West dated April 11, 2005 relating to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Penn West with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes required for implementing the Arrangement. The registered, head and principal office of AcquisitionCo is located at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8. The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. On January 1, 2006, AcquisitionCo, Penn West, Northern Reef and Penn West Exploration will amalgamate to form AmalgamationCo.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Approval of the Trust Unit Rights Incentive Plan

The Board of Directors of Penn West has proposed a trust unit rights incentive plan as a replacement for its current stock option plan and has in certain respects modeled the trust unit incentive plan on the principles in the stock option plan.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of a trust unit rights incentive plan (the "Unit Rights Incentive Plan") which will authorize the Trust to grant rights ("Rights") to purchase Trust Units to directors, officers, consultants, employees or other service providers (collectively "Service Providers") of the Trust and any of its Subsidiaries, including Penn West. A copy of the Unit Rights Incentive Plan is set out in Appendix G to this Information Circular.

Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of Rights (along with any other Trust Unit compensation arrangements) shall be such number not exceeding 10% of the outstanding Trust Units (approximately 16.18 million Trust Units assuming no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options) from time to time as may be approved by the Board of Directors of Penn West from time to time on behalf of the Trust. In addition, the number of Trust Units, together with all of the Trust's other previously established or proposed Trust Unit compensation arrangements, which may be issuable (or may be reserved for issuance) to insiders of the Trust and Penn West and such insider's associates can not exceed 5% of the outstanding Trust Units; and which may be issued to any insider of the Trust and Penn West and such insider's associates within a one year period can not exceed 2% of the outstanding Trust Units; and which may be issued to any one insider of the Trust and Penn West and such insider's associates or to the independent directors as a group can not exceed 1% of the outstanding Trust Units. Rights to purchase Trust Units may be granted to Service Providers of the Trust and any of its Subsidiaries, including Penn West from time to time by the board of directors of Penn West, at its sole discretion.

The Rights may be exercised during a period (the "Exercise Period") not exceeding six (6) years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest on a 20% per year cumulative basis, unless otherwise determined by the board of directors of Penn West in its sole discretion. The grant price ("Grant Price") per Right shall be equal to the weighted average trading price for the five trading days on the TSX immediately preceding the Grant Date. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price all monthly distributions, on a per Unit basis, made by the Trust after the Grant Date, where such monthly aggregate distribution represents a return of more than 0.833% of the Trust's recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported.

The Unit Rights Incentive Plan will be administered by the board of directors of Penn West, which may be amended or discontinued at any time without the consent of a holder of Rights, subject to previously established rights. In addition, the Board may by resolution amend this Plan and any Rights granted under it without Unitholder approval, however, the Board will not be entitled to, absent Unitholder and TSX approval: (i) increase the percentage of Trust Units issuable pursuant to this Plan; or (ii) amend a Right held by an insider to lower the Grant Price or to extend the expiry date.

Rights are exercisable only during the term of employment or service of a Service Provider and following any Service Provider's cessation of employment or service, the Service Provider will have a period of time in which to exercise the portions of any outstanding Rights which have vested in such holder of Rights, and at the end of such period, any vested Rights which have not been exercised shall terminate and become null and void. In the event of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units during any Exercise Period, the outstanding Rights and the Exercise Price shall be adjusted accordingly. In the event of a change in control, as defined in the Unit Rights Incentive Plan, of the Trust or Penn West, the vesting provisions shall be accelerated and all unexercised Rights may be exercised on the effective date of such change of control.

The Unit Rights Incentive Plan is subject to the approval of the TSX and no Rights which are granted prior to the receipt of such approval may be exercised until such approval has been received.

On April 22, 2005, the date of the settlement and organization of the Trust, the Board of Directors approved the Unit Rights Incentive Plan and authorized the issuance and grant of Rights to acquire 7,500,000 Trust Units (4.6% of the outstanding Trust Units assuming that no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options) at a price equal to the weighted average trading price for the five trading days on the TSX immediately preceding the effective date of the Plan of Arrangement, adjusted for the one (1) Common Share for three (3) Trust Unit exchange ratio, to directors, officers and employees of Penn West pending the completion of the Arrangement and the adoption and ratification of the Unit Rights Incentive Plan and grants thereunder by the Trust. The Board of Directors considers the approval of the Unit Rights Incentive Plan and the grant of Rights to be essential to the retention of its employees and other service providers.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Unit Rights Incentive Plan:

"BE IT RESOLVED as an ordinary resolution that:

1. the Trust Unit Rights Incentive Plan, as more particularly described in Penn West's Information Circular and Proxy Statement dated April 22 2005, be and the same is hereby approved and authorized.

2. the grant of 7,500,000 Rights under the Trust Unit Rights Incentive Plan to various directors, officers and employees of Penn West at an exercise price equal to the weighted average trading price for the five trading days on the TSX immediately preceding the effective date of the Plan of Arrangement, adjusted for the one (1) Common Share for three (3) Trust Unit exchange ratio, be and is hereby ratified, approved and authorized.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Unit Rights Incentive Plan.

Approval of the Employee Trust Unit Savings Plan

The Board of Directors of Penn West has proposed a Trust Unit savings plan as a replacement for the current Stock Savings Plan and in most respects has modeled the trust unit savings plan on the principles under the Stock Savings Plan.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of the Employee Trust Unit Savings Plan (the "Savings Plan") which, among other things, will authorize the Trust to issue Trust Units for cash into the Savings Plan for the benefit of participating permanent employees (in this section, collectively, "Employees") of the Trust and any of its affiliates, including Penn West. A copy of the Employee Trust Unit Savings Plan is set out in Appendix H to this Information Circular.

The purpose of the Savings Plan is to provide a means by which full-time Employees of affiliates of the Trust, including Penn West and its subsidiaries, can save for their retirement to insure their long term future financial security; and to develop the interest of the Employees in the growth and development of the Trust and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Trust through the purchase of Trust Units of the Trust.

Any Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Savings Plan. For each $1.00 contribution to the Plan by an Employee, Penn West will contribute $1.50 on behalf of the Employee. Employees may elect or reelect at the beginning of any calendar quarter as to the percentage of their salary they wish to contribute to the Savings Plan during such calendar quarter. This amount will be deducted from the Employee's pay cheque in approximately equal installments throughout the calendar quarter.

Each of the Employee's contribution and Penn West's contribution in each calendar month will be used to acquire Trust Units. The Trust Units will be acquired either through open market purchases of Trust Units as soon as is reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days of that calendar month; or by a combination of the two. All distributions attributable to Trust Units held in the Savings Plan will also be used to acquire Trust Units through open market purchases of Trust Units as soon as is reasonably practicable after receipt of such distributions.

Penn West's contributions vest to each Employee on the last day of the sixth calendar month following such contribution. If an Employee leaves Penn West, or is terminated for a reason other than by death, before the end of any such period of six months, the Employee's contributions for such six month period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from the Trust related thereto, will be returned to such Employee and Penn West's contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from the Trust related thereto, will not be earned and will be returned or surrendered, as the case may be, to Penn West and the Trust. In the event of death, the Employee's contributions made during such six month period will be matched by Penn West's contributions, and will vest at the end of the calendar month following death.

There will be a 12 month restriction on the sale of any Trust Unit acquired under the Savings Plan which may be waived by Penn West. At the end of each calendar month the Trust Units which have been held for 12 months will be released to the Employee. In the event of the death of an Employee the Trust Units will be immediately released. The Trustee may permit immediate transfer of the Trust Units to an Employee's registered retirement savings plan upon the Employee's undertaking not to dispose of such Trust Units for the required 12 month period.

The number of Trust Units reserved for issuance under the Savings Plan (along with any other security compensation arrangements) shall be such number not exceeding 10% of the outstanding Trust Units (approximately 16,184,800 Trust Units assuming no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options) as may be approved by the Board of Directors of Penn West from time to time on behalf of the Trust. In addition the number of Trust Units, together with all of the Trust's other previously established or proposed security compensation arrangements, which may be issuable (or reserved for issuance) to insiders of the Trust and Penn West and such insiders' associates will not exceed 5% of the outstanding Trust Units; which may be issued to any insider of the Trust and Penn West and such insider's associates within a one year period will not exceed 2% of the outstanding Trust Units; and which may be issued to any one insider of the Trust and Penn West and such insider's associate or to the independent directors as a group will not exceed 1% of the outstanding Trust Units.

The Board of Directors of Penn West may by resolution on behalf of the Trust amend this Savings Plan without Unitholder approval, however the directors will not be entitled to, absent Unitholder and TSX approval, amend the Savings Plan to provide for any reduction in the purchase price of the Trust Units being purchased from the Trust.

The Savings Plan is subject to the approval of the TSX and no Trust Units will be purchased under the Plan from the Trust until such approval has been received.

At the Meeting the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Savings Plan.

> "BE IT RESOLVED as an ordinary resolution that the Employee Trust Unit Savings Plan, as more particularly described in Penn West Petroleum's Information Circular and Proxy Statement dated April 22, 2005, is hereby approved and authorized."

Election of Directors

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 6 members, and in favour of the election as directors of the 6 nominees set forth below:

William E. Andrew
John A. Brussa
Murray Nunns
Thomas E. Phillips
James C. Smith

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy. At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 6 members and to elect 6 directors. There are presently 6 directors, each of whom retire from office at the meeting.

The names and municipalities of residence of all of the persons nominated for election as directors to hold office until the next annual meeting, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them (as provided by the nominees), the dates on which they became directors, and their principal occupations, as of April 22, 2005, were as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
William E. Andrew (2) Calgary, Alberta, Canada	33,460	President of Penn West and Director since June 3, 1994	President of Penn West
John A. Brussa (3)(4)(5) Calgary, Alberta, Canada	89,000	Director since April 21, 1995	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors)
Murray Nunns Calgary, Alberta, Canada	--	--	President, Crispin Energy Inc. (oil and gas company)
Thomas E. Phillips(1)(3)(4) Calgary, Alberta, Canada	85,035	Director since September 1, 1995	President, Newhaven Investments Inc. (private investment company)

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
James C. Smith Calgary, Alberta, Canada	--	--	Vice-President and Chief Financial Officer of Mercury Energy Corporation (private oil and gas company)

Notes:

(1) Member of the Audit Committee.
(2) Member of the Executive Committee.
(3) Member of the Compensation Committee.
(4) Member of the Reserve Committee.
(5) Member of the Corporate Governance Committee.

Mr. Murray Nunns, a nominee for the position of director, is a graduate of the University of Toronto and holds a Bachelor of Science (Honours) in Geology. Mr. Nunns has over 20 years of experience in domestic and international oil and gas exploration and production. Mr. Nunns is currently Chief Executive Officer, President and a Director of Crispin Energy Inc., which has recently entered into a Plan of Arrangement with Pengrowth Energy Trust. From 1993 to 2002, Mr. Nunns was involved in the management of Rio Alto Exploration in the capacities of Executive Vice President of Exploration and Development and Chief Operating Officer and as Chief Geologist for Unocal Canada and in portfolio management in International Exploration.

James C. Smith, a nominee for the position of director, is a Chartered Accountant with over 30 years of experience in public accounting and industry. Since October 1998, he as acted as a business consultant to a number of public and private companies operating in the oil and gas industry. Since February 2002, he has also acted as Chief Financial Officer of Mercury Energy Corporation, a private oil and gas company. From 2001 until the sale of the company in August 2003, he acted as Chief Financial Officer of Segue Energy Corporation, a private oil and gas company. From May 1999 to March 2000, Mr. Smith was Vice President and Chief Financial Officer of Probe Exploration Inc., a TSE (now TSX) listed oil and gas company. Mr. Smith joined Probe Exploration Inc. in order to assist management and the board of directors of such company in their efforts to restructure the company's finances or sell assets to improve its financial situation. Such efforts did not succeed and the company's lender appointed a receiver in March 2000. He was Vice President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until September 1998 during which time the company completed an initial public offering, was listed on the TSX and completed several major debt and equity financing transactions. Mr. Smith is currently a director of Grand Petroleum Inc., TAG Oil Ltd., Deep Resources Inc. and Grey Wolf Exploration Inc.

Mr. Brussa is currently serving on the board of directors of Baytex Energy Ltd. (a wholly-owned subsidiary of Baytex Energy Trust), Capitol Energy Resources Ltd., Crew Energy Inc., Crispin Energy Inc., Divestco Inc., Endev Energy Inc., FET Resources Inc. (a wholly-owned subsidiary of Focus Energy Trust), Galleon Energy Inc., Grand Petroleum Ltd., Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust), Highpine Oil & Gas Limited, Inter Pipeline Fund (a wholly-owned subsidiary of Pipeline Management Ltd.), Navigo Energy Inc. (a wholly-owned subsidiary of NAV Energy Trust), Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund), Pilot Energy Ltd., Progress Energy Ltd. (a wholly-owned subsidiary of Progress Energy Trust), Rider Resources Ltd., Southpoint Resources Ltd., Storm Exploration Inc. and Strategic Energy Fund (formerly NCE Strategic Energy Fund) and previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.), both of whom trade on the Toronto Stock Exchange.

Post-Arrangement Management Responsibilities

On the completion of the Arrangement, William E. Andrew will continue as President and will assume the position of Chief Executive Officer, and David Middleton will continue as Senior Vice-President, Production and will assume the office of Chief Operating Officer.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, of Calgary, Alberta, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG were appointed as auditors in 2002. For more information relating to the audit fees and other fees of KPMG LLP, see Audit Committee Disclosures – Audit Fees, Audited Related Fees, Tax Fees and All Other Fees.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each holder of Securities issued by Penn West after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than 66⅔% of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders and Optionholders, voting together as a class;

(c) the quorum at the Meeting of the Shareholders and Optionholders will be two persons present in person or by proxy and holding or representing not less than 5% of the outstanding Common Shares entitled to be voted at such Meeting; and

(d) if within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

Other Business

Matters under the *"Approval of the Trust Unit Rights Incentive Plan"*, *"Approval of the Employee Trust Units Saving Plan"*, *Election of Directors"* and *"Appointment of Auditors"* must be approved by a majority of Shareholders voting in person or proxy at the Meeting.

GENERAL PROXY MATTERS

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the shareholders and at any adjournment of such meeting. Forms of proxy must be addressed to and reach our Secretary, c/o CIBC Mellon Trust Company, 600 Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on April 18, 2005 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Communications it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Communications well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this Information Circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy, which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Composition of the Compensation Committee

Penn West has a Committee comprised of Mr. Faris, acting as Chairman of the Committee, Mr. Brussa and Mr. Phillips, which meets as required during the year to review compensation policies and issues.

Report by the Compensation Committee

The Compensation Committee has the responsibility for the review and approval of the overall compensation paid by Penn West to its employees, including executive officers. In arriving at the compensation levels paid by Penn West, the Compensation Committee takes into account a number of factors, including the education and experience of the individual, the performance of the individual, relevant oil and natural gas industry compensation survey data for companies of comparable size and the overall performance of Penn West.

Compensation levels of Penn West's employees and executive officers are reviewed annually following completed performance reviews. The Compensation Committee believes that base salaries for executive officers should be under the median levels for similar positions in oil and natural gas companies of comparable size. However, additional compensation in the form of stock options pursuant to the Option Plan and the Savings Plan are designed and provided to recognize and reward individual performance as well as to provide a competitive compensation package. The participation in both the Option Plan and the Savings Plan further provides an incentive for all of the employees and executive officers to maximize shareholder value. Additional compensation in the form of yearly bonuses is provided to recognize overall individual and corporate performance related principally to accomplishing growth in reserves and production. The overall compensation of the chief executive officer and other senior executive officers is heavily weighted towards accomplishment of these broad corporate growth targets.

Submitted by the Compensation Committee:
Nabih A. Faris
John A. Brussa
Thomas E. Phillips

Executive Compensation

(a) ***Annual Compensation***

Penn West does not have an officer named as a Chief Executive Officer and the officers set forth in the table below meet the requirements to be classified as a Named Executive Officer pursuant to current applicable securities regulations. The following table sets forth all annual and long-term compensation for services in all capacities to Penn West and its subsidiaries for the fiscal years ended December 31, 2004, 2003 and 2002 in respect of the Named Executive Officers.

Name and Principal Position	Year ended December 31	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)	Long-Term Compensation Awards: Securities Under Options/ SARs Granted	All Other Compensation ($)
William E. Andrew President	2004 2003 2002	275,000 250,000 200,000	175,000 95,000 200,000	47,258 39,184 26,773	NIL 60,000 100,000	NIL NIL NIL
Donald J. Rae Sr. Vice-President, Exploration	2004 2003 2002	205,000 185,000 175,000	60,000 45,000 65,000	36,627 29,343 23,550	NIL 30,000 60,000	NIL NIL NIL
David Middleton Sr. Vice-President, Production	2004 2003 2002	205,000 175,000 150,000	60,000 45,000 50,000	34,215 27,764 20,323	NIL 30,000 40,000	NIL NIL NIL
Gerry J. Elms Vice-President, Finance and Corporate Secretary	2004 2003 2002	175,000 165,000 142,500	45,000 30,000 50,000	32,043 26,247 19,362	NIL 25,000 40,000	NIL NIL NIL
Bryan D. Clake Vice-President, Corporate Development	2004 2003 2002	175,000 160,000 135,000	45,000 30,000 45,000	32,043 25,512 15,003	NIL 25,000 40,000	NIL NIL NIL

Note:

(1) The aggregate value of perquisites and benefits for the Named Executive Officer is less than the lesser of $50,000 or 10% of total annual salary and bonus.

(b) *Options Granted During the Year Ended December 31, 2004*

The following table sets forth all grants of options to purchase common shares to each of the Named Executive Officers during the year ended December 31, 2004:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
William E. Andrew	NIL	N/A	N/A	N/A	N/A
Donald J. Rae	NIL	N/A	N/A	N/A	N/A
David Middleton	NIL	N/A	N/A	N/A	N/A
Gerry J. Elms	NIL	N/A	N/A	N/A	N/A
Bryan D. Clake	NIL	N/A	N/A	N/A	N/A

Note:

(1) Options to acquire Common Shares are granted pursuant to the Option Plan. The first 20% of the options are exercisable in the year after the year of grant and the balance is exercisable at 20% per year to the date of expiry. For more information, see "Stock Option Plan" below.

(c) *Aggregated Option Exercises During the Year Ended December 31, 2004 and Year-End Option Values*

The following table sets forth information regarding the value of options held by the Named Executive Officers at the year ended December 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#)		Value of Unexercised in-the-Money Options at December 31, 2004(1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William E. Andrew	15,000	471,000	112,000	123,000	5,038,320	5,151,030
Donald J. Rae	NIL	NIL	46,000	68,000	2,142,430	3,872,320
David Middleton	3,000	81,690	66,500	53,000	3,062,800	2,206,050
Gerry J. Elms	8,000	206,680	20,000	49,000	865,630	2,054,510
Bryan D. Clake	NIL	NIL	38,500	49,000	1,782,785	2,043,490

Note:

(1) Based on the closing price of the common shares on the TSX on December 31, 2004 being $79.25 per share.

(d) ***Securities Authorized for Issuance Under Equity Compensation Plans***

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2004, aggregated for all compensation plans previously approved by securityholders and all compensation plans not previously approved by securityholders.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a)) (c)
Equity compensation plans approved by securityholders	3,728,980	$39.00	323,840
Equity compensation plans not approved by securityholders	none	not applicable	not applicable
Total	3,728,980	$39.00	323,840

Notes:

(1) For more information, see "Stock Option Plan" below.

(2) There are 101,442 Common Shares reserved for issuance under the Employee Stock Saving Plan. For more information, see "Employee Stock Saving Plan" below.

(e) ***Stock Option Plan***

Penn West has a share option plan (the "Plan") which permits the granting of options ("Options") to purchase Common Shares to directors, officers, employees, consultants and other service providers to Penn West and its subsidiaries. The Plan currently limits the number of Common Shares that may be issued on exercise of Options to an aggregate of 12,294,715 Common Shares, of which 7,405,745 Common Shares have been issued on exercise of Options. Options to purchase 3,513,720 Common Shares (6.5% of those outstanding as at March 31, 2005) are outstanding and 3,972,420 Common Shares are available for future grants.

Options granted pursuant to the Plan have a term not exceeding six years and vest on a 20% cumulative basis after each twelve (12) month period unless otherwise determined by the board of directors. The exercise price of the Options granted pursuant to the Plan is determined by the Board of Directors and may not be less than the average of the high and low board lot trades on the TSX for each of the five trading days preceding the grant. Options are not transferable or assignable. Options are exercisable in whole on the occurrence of certain events involving a change of control of the Corporation as described in the Plan or upon a determination by the board of directors.

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the outstanding Common Shares. In addition, the number of Common Shares, together with all of the Corporation's other share compensation arrangements (i) reserved for issuance to insiders may not exceed 10% of the outstanding Common Shares; (ii) which may be issued to insiders within a one year period may not exceed 10% of the outstanding Common Shares; (iii) which may be issued to any one insider and such insider's associates within a one year period may not exceed 5% of the outstanding Common Shares; and (iv) which may be issued to directors who are neither employees nor officers will be restricted to 2% in aggregate of the outstanding Common Shares.

In the event of the termination of employment or a consulting agreement of an optionholder with the Corporation or any of its subsidiaries due to any cause other than death, the optionholder may exercise such part of the option as is exercisable immediately prior to the time of such termination within a period which is the earlier of the normal expiry date of the Option and three (3) months following such termination. In the event of the death of the optionee, all options vest and are exercisable by the executors or personal representatives of the optionee within the earlier of the normal expiry date of the Option and six (6) months of the optionee's death.

In addition, holders of options have the right, as an alternative to exercise of Options, to receive a direct cash payment based on the excess of the current market price (volume weighted average price on the TSX over the prior three (3) trading days) over the exercise price.

The board of directors of the Corporation may, subject to approval of the TSX, from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any Options earlier granted under the Plan without the consent of the optionee.

	December 31, 2004	
	Number of Options	Exercise Price
Directors	-	-
Executive Officers [(1)]	924,500	$18.60 - $54.99
Employees	2,804,480	$15.00 - $75.94
	3,728,980	

Note:
(1) Including the two executive officers who are also directors.

(f) ***Employee Stock Savings Plan***

Penn West has an employee stock savings plan for all permanent employees. Employees who elect to participate may contribute a minimum of 1 percent to a maximum of 10 percent of their salary. Penn West contributes $1.50 for each $1.00 contributed by the employee. Company contributions to the plan are used to buy common shares of Penn West on the open market at the end of each quarter. Employee contributions are used to buy common shares of Penn West either on the open market or from treasury at the end of each quarter, or a combination of both. Common shares issued from treasury are priced at the weighted average trading price of the common shares for the last five trading days of the quarter.

Performance Graph

The following performance graph illustrates, over the five year period ended December 31, 2004, the cumulative return to shareholders of an investment in the common shares of Penn West compared to cumulative total shareholder return on the S&P / TSX Composite Index and TSX Oil and Gas Producers Sub-Group Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF $100 INVESTMENT


350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
Penn West Petroleum Ltd.
S&P / TSX Composite Index
TSX Oil & Gas Producers Index

	1999	2000	2001	2002	2003	2004
Penn West Petroleum Ltd.	100.0	132.4	125.3	145.1	170.5	291.6
S&P / TSX Composite Index	100.0	107.4	93.9	82.2	104.2	119.3
TSX Oil & Gas Producers Index	100.0	147.0	151.8	176.3	211.9	298.0

Directors' Compensation

For 2004 outside directors were paid an annual retainer of $20,000 in addition to meeting and Committee fees. Meeting fees comprised $1,250 for attendance at each meeting and $600 for each meeting attended by telephone. Committee members were paid an annual retainer of $2,500 for each Committee on which they served, $1,250 for participation at Committee meetings and $600 for each meeting attended by telephone. Directors also receive reimbursement for out-of-pocket expenses in carrying out their duties as a director. The directors participate in the Option Plan subject to certain restrictions. During 2004, no options were granted to directors. Aggregate fees paid to directors for 2004 comprised $147,000 for retainers and Board meetings fees and $80,000 for Committee retainers and Committee meetings fees.

Mr. Edwards, Chairman, serves on the Executive Committee and management group of Penn West. The Chairman or his controlled corporations received annual fees of $275,000 for services rendered and a bonus of $175,000. During 2004, no directors other than directors who are officers acquired Common Shares pursuant to the terms and conditions of the Penn West Stock Option Plan.

Indebtedness of Directors and Senior Officers

There is no amount outstanding from directors, any nominees for the position of directors or senior officers, or associates of any such directors, nominees for director or senior officers, or employees as at April 22, 2005 to Penn West or any subsidiary of Penn West or any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Corporate Governance

GUIDELINES		COMPLIANCE	COMPLIANCE COMMENTS
1.	The board should explicitly assume responsibility for the stewardship of the corporation, including:		The Board is required to manage the business and affairs of Penn West pursuant to the provisions of the *Business Corporations Act* (Alberta), which includes the Board's responsibility for stewardship. The Board generally directs the business and affairs through management. Generally the Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters are raised requiring its approval and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.
a)	the adoption of a strategic planning process;	Yes	The Board approves strategic planning initiatives formulated by management in consultation with the Chairman.
b)	the identification of the principal risks of the corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board assumes responsibility for the identification of the principal risks of the business and the implementation of appropriate systems to manage these risks and the integrity of the internal control and management information systems through the activities of the Audit Committee.
c)	the integrity of the corporation's internal control and management information systems;		
d)	succession planning, including appointing, training and monitoring senior management; and	Yes	The responsibility of the Board for the succession planning process with respect to the appointment, training and monitoring of senior management is met through the activities of the Executive Committee. This committee meets on a periodic basis to review the succession planning process and monitor senior management.
e)	the corporation's communications policy.	Yes	The Board has generally delegated the communications policy to the senior management. Shareholder communications are generally handled by the President. However, on occasion other members of management or Directors may communicate with shareholders directly.
2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is composed of six directors, four of whom qualify as unrelated.

GUIDELINES	COMPLIANCE	COMPLIANCE COMMENTS
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Mr. William E. Andrew, President, is a related director because of his position as President and Mr. N. Murray Edwards, Chairman, is regarded by the Board of Directors as being a related director by virtue of his membership on the Executive Committee and being part of the management group. The Board has determined Mr. John A. Brussa to be an unrelated director, even though he is a partner in the law firm of Burnet, Duckworth & Palmer LLP and that firm is compensated for legal services provided to Penn West and even though he is deemed to be not "independent" under applicable securities regulations relating to audit committees. The remaining members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such director's ability to act in the best interests of Penn West.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Board has a Corporate Governance Committee with the responsibility for proposing to the full board new nominees to the Board and for assessing directors on an on-going basis. The Corporate Governance Committee is comprised of non-management directors.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Chairman and the members of the Board discuss, from time to time, the effectiveness of the Board, the various committees and the contribution of individual directors.
6. The existence of an orientation and education program for new recruits to the Board.	Yes	Board members are continuously informed as to the affairs of the Corporation and participate in field trips to facilities. The Board has not added a new director since 1995. Any new director will be provided with historical information on the Corporation, will be given an opportunity to make field trips to facilities and given orientation programs similar to those given to directors.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board has determined that the present number of directors is appropriate for the discharge of the duties of the Board and its various committees.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	During 2004, the Board reviewed the compensation of directors and implemented compensation changes to reflect the responsibilities and risks involved in being an effective director.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors:		
a) Corporate Governance Committee	Yes	The Corporate Governance Committee is comprised of three directors, all of whom are regarded by the Board as being unrelated directors.

GUIDELINES	COMPLIANCE	COMPLIANCE COMMENTS
b) Audit Committee	Yes	The Audit Committee is comprised of three directors, all of whom are regarded by the Board as being unrelated directors.
c) Reserve Committee	Yes	The Reserve Committee is comprised of three directors, all of whom are considered by the Board to be unrelated directors.
d) Compensation Committee	Yes	The Compensation Committee is comprised of three directors, all of whom are considered by the Board to be unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the corporation's approach to governance issues	Yes	The Board has a Corporate Governance Committee, which has the responsibility for developing the Corporation's approach to corporate governance and ensuring the continuing effectiveness of the Board and its various committees.
11. The Board has developed: a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The Board of Directors approves the annual budget and corporate objectives and has set certain guidelines for the limits of authority on members of management, including the President of the Corporation.
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	The Board has not chosen an unrelated director to be Chairman, nor appointed a lead director. The Board has adopted a process to meet without management present at the end of each Board meeting to ensure that the Board can function independently of management.
13. a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Messrs. Faris, Russell and Phillips, all of whom are independent and unrelated directors.
b) The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The roles and responsibilities of the Audit Committee are specifically defined in its mandate.
c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee meets quarterly with Penn West's auditors. The meetings cover the scope of the audit, reviews of quarterly financial statements and a review of the results of the audit and the auditors' evaluation of the internal controls. The Audit Committee meets with the auditors separately from management at each meeting.
d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The mandate of the Audit Committee includes oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances.	Yes	The Board permits an individual Director, when appropriate, to engage outside advisors at the expense of Penn West.

Meetings of the Board of Directors and its Committees During 2004

Directors attended the following meetings during 2004:

Directors	No. of Meetings	W.E. Andrew	J.A. Brussa	N.M. Edwards	N.A. Faris	T.E. Phillips	D.L. Russell
Board Meetings	14 100%	14/14 100%	14/14 100%	14/14 100%	14/14 100%	14/14 100%	14/14 100%
Committee Meetings							
Audit[(1)]	4 100%	N/A	3/3 100%	N/A	4/4 100%	1/1 100%	4/4 100%
Reserve	4 92%	N/A	4/4 100%	N/A	4/4 100%	3/4 75%	N/A
Compensation	2 100%	N/A	2/2 100%	N/A	2/2 100%	2/2 100%	N/A
Corporate Governance	1 100%	N/A	1/1 100%	N/A	1/1 100%	N/A	1/1 100%
Total Meetings		14/14	24/24	14/14	25/25	20/21	19/19
Attendance Rate	99%	100%	100%	100%	100%	95%	100%

Note:
(1) Mr. Brussa resigned from the Audit Committee on August 20, 2004. Thereafter, the Audit Committee was comprised of D.L. Russell, N.A. Faris and T.E. Phillips.

Mandatory Share Ownership

The Board of Directors believes it is desirable that directors have share ownership in the Corporation to better align their interests with those of the Corporation. Directors, which include the two most senior officers of the Corporation and the President of the Corporation, are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of $200,000 which is currently eight (8) times the 2005 annual retainer fees paid to directors, within three (3) years from the date the Board of Director's Corporate Governance Guidelines were adopted by the Board or, within three (3) years after their initial appointment as a director of the Corporation; whichever is the later. At present each Director holds the minimum required market value of $200,000, which in each case is in excess of eight (8) times the 2005 annual retainer fee paid to directors.

Board Approvals and Structure

The Board responds to and if it considers appropriate approves, with such revisions as it may require, corporate objectives and recommended courses of action that have been brought forward by the Executive Committee and management. The Board retains plenary power for those functions not specifically delegated by it from time to time to the Executive Committee or to management. In addition to maintaining the powers it must retain by statute, significant business activities, actions and communications proposed to be taken or submitted by Penn West are subject to Board approval.

Annual capital budgets and significant changes, long range plans, the annual Information Circular - Proxy Statement, Annual Information Form, major changes in the organizational structure of Penn West, annual consolidated financial statements, major acquisition and disposition transactions, major financing transactions involving the issuance of shares, debt or other securities, major banking relationships, dividends, long-term contracts with significant cumulative financial commitments, appointment of officers, benefit plans, stock options plans, issuance of stock options and succession plans are all subject to Board approval.

Reserve Committee

The Reserve Committee reviews with the independent engineers of Penn West the annual reserve report prepared on the oil and natural gas reserves. The mandate of the Reserve Committee includes reviewing the independence of the engineers, the source and adequacy of information, the methodology used in the evaluation, the freedom from undue influence of management on the evaluation results and the risks involved in the evaluation process. The Reserve Committee meets at least once annually with the independent engineers, both with and separate from management.

Corporate Governance Committee

The Corporate Governance Committee assists the Board of Directors in respect of the development and monitoring of Penn West's approach to corporate governance. The mandate of the Corporate Governance Committee comprises developing the Company's approach to a wide range of corporate governance matters including, but not limited to, the nomination of directors for appointment to the Board and/or to committees of the Board; assessing the performance of individual directors, the Board and Committees of the Board; recommending structures and procedures to ensure the Board can function independently of management, and reviewing Board compensation.

Shareholder Communications

The Board has generally delegated the communications policy to the senior management. Shareholder communications are generally handled by the President. However, on occasion other members of management or Directors may communicate with shareholders directly.

Expectations of Senior Management

The Board is involved in monitoring and assessing senior management through its regular contact with the management team, most of whom participate in presentations to the Board at regularly scheduled meetings. In addition, the Compensation Committee assesses the individual performance of the President and the rest of senior management as part of its compensation review process.

AUDIT COMMITTEE DISCLOSURES

Audit Committee Mandate

The mandate of the audit committee is attached as Appendix F. It is anticipated that the mandate of the audit committee will remain substantially in the form of Appendix F after completion of the Arrangement.

Audit Committee and Financial Literacy

The members of the Audit Committee are Nabih A. Faris, Thomas E. Philips and Denis L. Russell each of whom is independent and financially literate. An individual is considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Penn West's financial statements.

The following comprises a brief resume for each audit committee member, including any relevant education or experience to such member's performance of his responsibilities on the audit committee:

Nabih A, Faris: Mr. Faris holds a Bachelor of Science Degree in Chemical Engineering from the University of Alberta, is a Professional Engineer and is a member of the American Institute of Chemical Engineers. For the past 22 years, Mr. Faris has been President and C.E.O. of the Intergulf Group of Companies which is involved in property development, oil and gas investments and international trading activities concentrated in the Middle and Far East. Mr. Faris was a director of Renaissance Energy Ltd. from 1983 to 1986 and Resolute Energy Inc. (formerly Equatorial Energy Inc.) from 1997 to 2002. He has been a director of Penn West since April 1988; and Result Energy Inc. since November 2003.

Thomas E. Phillips: Thomas Phillips is the President of Newhaven Investments Inc., a private company engaged in the acquisition, drilling and production of hydrocarbons in Alberta, and land development on the Sunshine Coast in British Columbia. He studied geology at the University of British Columbia and the University of Calgary, and received his degree in 1976. He has worked at companies such as Home Oil, Placid Oil, and Placer CEGO. He has served as president for Albany Oil & Gas as well as Northern Reef Exploration Ltd., and has been a director with Penn West since 1995.

Denis L. Russell: Denis Russell is a semi-retired petroleum engineer. He received his bachelor of science degree in engineering in 1957 from the University of North Dakota and is a Lifetime Member of the Professional Engineers of Alberta and British Columbia. Mr. Russell has over 40 years of experience with exploration and production companies in both the United States and Canada including the Ultramar group of companies, MSA Petroleum, Oilexco Inc., Tomden Oil and Gas and most recently Penn West. He has served as an officer and director of Golden Eagle Indonesia and interim president of MSA Petroleum and Oilexco Inc. during periods of restructuring and has served as director of Penn West since 1979. He is also a director of Stream Flo Industries Ltd. and Master Flo Valve Inc.

Audit Fees

Penn West's external auditor has billed aggregate fees for audit services for the last two completed fiscal years as follows:

2004	$185,000
2003	$130,000

Audit Related Fees

Penn West's external auditor has billed aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of Penn West's financial statements and not reported under the heading "Audit Fees" as follows:

2004	Nil
2003	$35,000

These fees were incurred for advisory services.

Tax Fees

Penn West's external auditors has billed aggregate fees for tax compliance, tax advice and tax planning as follows:

2004	$12,000
2003	$40,000

These fees were incurred for services related to tax planning and compliance.

All Other Fees

Penn West's external auditor billed Penn West for products and services (not disclosed under "Audit Fees", "Audit Related Fees" or "Tax Fees") as follows:

2004	$5,000
2003	$20,000

These fees were incurred for services related to advisory services.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Penn West or any of its subsidiaries, nominees for director, any shareholder who beneficially owns more than 10% of the issued and outstanding common shares (or any director or senior officer of any such shareholder), or any known associate or affiliate of such persons, in any transaction since January 1, 2004 or in any proposed transaction which has materially affected or would materially affect us or our subsidiaries.

OTHER MATTERS

Our management is not currently aware of any amendment, variation or other matter, which may come before the Meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional information relating to Penn West is on SEDAR at www.sedar.com. Any shareholder may obtain from Penn West a copy of Penn West's financial statements and accompanying management's discussion and analysis of operations or copies of the Corporation's Audit, Corporate Governance, Compensation and Reserve Committee charters by contacting the Corporate Secretary of Penn West, 2200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, Telephone (403) 777-2500.

The contents and sending of this Information Circular - Proxy Statement has been approved by our directors.

AUDITORS' CONSENT

We have read the Information Circular and Proxy Statement of Penn West Petroleum Ltd. ("Penn West"), dated April 22, 2005 (the "Information Circular") relating to the proposed reorganization by way of plan of arrangement pursuant to Section 193 of the *Business Corporations Act* (Alberta) of the business of Penn West into Penn West Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Information Circular, of our report to the shareholders of Penn West on the consolidated balance sheets of Penn West as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 28, 2005.

We also consent to the use in the above-mentioned Information Circular of our report to the trustee of Penn West Energy Trust (the "Trust") on the balance sheet of the Trust as at April 22, 2005. Our report is dated April 22, 2005.

Calgary, Canada
April 22, 2005

(signed) "*KPMG LLP*"
Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement dated April 22, 2005 accompanying the notice of this meeting (the "Information Circular") is hereby approved and authorized;

2. the arrangement agreement (the "Arrangement Agreement") dated April 22, 2005 among Penn West Petroleum Ltd. ("Penn West"), Penn West AcquisitionCo Inc. and Penn West Energy Trust, a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Penn West may, without further notice to or approval of the holders of Common Shares or the holders of options of Penn West, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Penn West is hereby authorized, for and on behalf of Penn West, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instrument and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENN WEST PETROLEUM LTD., PENN WEST ENERGY TRUST, PENN WEST ACQUISITIONCO INC. AND THE SECURITYHOLDERS OF PENN WEST PETROLEUM LTD.

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE, AT CALGARY, ALBERTA,
JUSTICE C.A. KENT	)	ON THE 26th DAY OF APRIL, 2005.
IN CHAMBERS	)	

INTERIM ORDER

UPON the Petition of Penn West Petroleum Ltd. ("Penn West");

AND UPON reading the Petition and the Affidavit of Gerry J. Elms and the documents referred to therein;

AND UPON hearing counsel for Penn West, Penn West Energy Trust (the "Trust") and Penn West AcquisitionCo Inc. ("AcquisitionCo");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "*ABCA*") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Penn West (the "Information Circular"), which is attached as Exhibit A to the Affidavit of Gerry J. Elms, Vice President, Finance and Corporate Secretary of Penn West sworn April 25, 2005 (the "Affidavit"); and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

General

1. Penn West shall seek approval of the Arrangement by holders (the "Shareholders") of its common shares ("Common Shares") and the holders ("Optionholders") of options ("Options") to acquire its Common Shares (collectively, the "Securityholders") in the manner set forth below.

Shareholders' and Optionholders' Meeting

2. Penn West shall call and conduct a meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

3. A quorum at the Meeting shall be two persons present in person, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder. These persons must hold or represent by proxy not less than five percent (5%) of the outstanding Common Shares and Options entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Optionholders and Shareholders present if at least two, shall be a quorum for all purposes.

4. Each Common Share and each Option entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution. The board of directors of Penn West have fixed a record date for the Meeting of April 18, 2005 (the "Record Date"). Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on the Record Date and holders of Common Shares or Options issued by Penn West after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Common Shares after the Record Date.

Conduct of Meeting

5. The Chairman of the Meeting shall be any officer or director of Penn West.

6. The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives, the Optionholders or their authorized representatives, Penn West's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The Optionholders and the Shareholders shall vote together as a class. The majority required to pass the Arrangement Resolution shall not be less than two-thirds of the aggregate votes cast by the Shareholders and Optionholders.

8. To be valid a proxy must be deposited with Penn West in the manner described in the Information Circular.

Dissent Rights

9. The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. The registered holders of Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10. In order to exercise a right of dissent under subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution must be received by Penn West, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe, before 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Securityholders.

11. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

12. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 13 of this Order.

Notice

13. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders recorded in the records of Penn West at the close of business on the Record Date, and to the directors and auditors of Penn West. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

14. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

15. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors and auditors of Penn West and the Executive Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Penn West may consider fit.

Final Application

16. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Penn West have not revoked the Arrangement Resolution, Penn West may proceed with an application for approval of the Arrangement and the Final Order on May 27, 2005 at 4:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Penn West, the Trust and AcquisitionCo will be bound by the Arrangement in accordance with its terms.

17. Any Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Penn West, on or before noon (Calgary time) on May 25, 2005, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Penn West shall be effected by service upon the solicitors for Penn West, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe.

18. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

19. Penn West is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"C.A. KENT"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
April 26, 2005.

"V.A. Brandt"
Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

April 22, 2005

AMONG:

PENN WEST PETROLEUM LTD., a corporation amalgamated under the laws of Alberta ("**Penn West**")

- and -

PENN WEST ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta as trustee for and on behalf of **PENN WEST ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

A. Penn West wishes to propose an arrangement with AcquisitionCo and the Trust and with holders of securities of Penn West in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

B. Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Arrangement**" means the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Common Shares**" means the common shares in the capital of Penn West and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means CIBC Mellon Trust Company;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular to be prepared by Penn West and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider the Arrangement, and any adjournments thereof;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Penn West Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to Common Shareholders and Optionholders at the Meeting.

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Trust**" means Penn West Energy Trust, a trust duly settled under the laws of Alberta;

"**Trust Unit**" means a unit of the Trust issued by the Trust; and

"**TSX**" means the Toronto Stock Exchange.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Exhibit

Exhibit 1 – Plan of Arrangement is incorporated into and forms an integral part of this Agreement:

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Penn West

Penn West covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Penn West Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Penn West Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(l) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(m) prior to the Effective Date, make application to list the Trust Units on the TSX.

2.2 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Penn West in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Penn West, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Penn West and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust or Penn West or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.3 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement, including the adoption of any Trust Unit incentive or savings plan for any service providers and any options or rights granted under any Trust Unit incentive or savings plan for any service providers as described in the Information Circular;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Penn West in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo or Penn West or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of Penn West; and

(h) prior to the Effective Date, cooperate with Penn West in making the application to list the Trust Units on the TSX.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Penn West

Penn West represents and warrants to and in favour of AcquisitionCo and the Trust as follows, and acknowledges that AcquisitionCo and the Trust are relying upon such representations and warranties:

(a) Penn West is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Penn West consists of an unlimited number of Common Shares of which a total of 53,949,146 Common Shares are issued and outstanding as at April 18, 2005, and all of such issued and outstanding Common Shares are fully paid and non-assessable, and an unlimited number of preferred shares issuable in series, none of which are issued and outstanding;

(c) as at April 18, 2005, up to a maximum of 3,434,000 Common Shares may be issued under the terms of the Options;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

    (i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Penn West;

    (ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Penn West is a party or by which it is bound and which is material to Penn West or to which any material property of Penn West is subject, or result in the creation of any encumbrance upon any of the assets of Penn West under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Penn West, the breach of which would have a material adverse effect on Penn West;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Penn West, contemplated or threatened against or affecting Penn West in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Penn West, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Penn West and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Penn West and this Agreement constitutes a valid and binding obligation of Penn West enforceable against it in accordance with its terms;

(g) Penn West is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Penn West and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Penn West has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Penn West; and

(ii) the Board of Directors of Penn West has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Penn West and the Trust as follows, and acknowledges that Penn West and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which as at the date hereof only 100 common shares are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Penn West and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Penn West and AcquisitionCo as follows, and acknowledges that Penn West and AcquisitionCo are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Penn West and AcquisitionCo, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) the Trust has no subsidiaries other than AcquisitionCo, and the Trust owns all issued and outstanding shares of AcquisitionCo;

(d) a total of 1,250 Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(e) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Penn West, AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, acting reasonably, not later than April 30, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Penn West Arrangement Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, each acting reasonably, not later than July 31, 2005 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Penn West, AcquisitionCo and the Trust, each acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(f) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Penn West's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(h) the conditional approval of the TSX of the listing of the Trust Units to be issued pursuant to the Arrangement, shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Penn West

In addition to the conditions contained in Section 4.1, the obligation of Penn West to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Penn West shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Penn West to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Penn West contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Penn West or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Penn West, addressed to:

Penn West Petroleum Ltd.
2200, 425 1st Street S.W.
Calgary, Alberta T2P 3L8
Attention: President

(b) the Trust, addressed to:

Penn West Energy Trust
c/o Penn West Petroleum Ltd.
2200, 425 1st Street S.W.
Calgary, Alberta T2P 3L8
Attention: President

(c) AcquisitionCo, addressed to:

Penn West AcquisitionCo Inc.
2200, 425 1st Street S.W.
Calgary, Alberta T2P 3L8
Attention: President

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate is executed and delivered by all parties; and

(b) on July 31, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Penn West contained herein shall prevent the board of directors of Penn West from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its Common Shareholders with respect thereto which in the judgement of the board of directors of Penn West acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 22, 2005 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

PENN WEST PETROLEUM LTD.

Per: (signed) *"William E. Andrew"*

PENN WEST ACQUISITIONCO INC.

Per: (signed) *"William DeJong"*

CIBC MELLON TRUST COMPANY as trustee for and on behalf of **PENN WEST ENERGY TRUST**

Per: (signed) *"Roger Booth"*

Per: (signed) *"Norma Blasetti"*

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

***BUSINESS CORPORATIONS ACT* (ALBERTA)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Penn West AcquisitionCo Inc., a corporation incorporated under the ABCA;

(c) "**AcquisitionCo Common Shares**" means the common shares of AcquisitionCo;

(d) "**AcquisitionCo Units**" means one (1) Note in a principal amount per Note equal to 99% of the Weighted Average Trading Price and one (1) AcquisitionCo Common Share, such one (1) AcquisitionCo Common Share being issued for consideration equal to 1% of the Weighted Average Trading Price;

(e) "**Adjusted Equity**" means the aggregate amount of the Stated Capital and the Retained Earnings;

(f) "**Administration Agreement**" means the agreement between the Trust and Penn West pursuant to which Penn West has agreed to provide certain administrative and advisory services in connection with the Trust;

(g) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(h) "**Arrangement Agreement**" means the agreement dated April 22, 2005 among Penn West, AcquisitionCo and the Trust with respect to the Arrangement and all amendments thereto;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(k) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;

(l) "**Certification Deadline**" means 4:30 p.m. (Calgary time) on the third Business Day immediately prior to the date of the Meeting, or, if such Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting;

(m) "**Common Shareholders**" means the holders of Common Shares;

(n) "**Common Shares**" means common shares in the capital of Penn West;

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) **"Depositary"** means CIBC Mellon Trust Company or such other trust company as may be designated by Penn West;

(q) **"Dissenting Optionholders"** means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(r) **"Dissenting Securityholders"** means Dissenting Optionholders and Dissenting Shareholders, collectively;

(s) **"Dissenting Shareholders"** means registered Common Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(t) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(u) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(v) **"Facilities Lease"** means the facilities lease agreement between the Penn West Partnership and Penn West pursuant to which the Penn West Partnership will lease all of its facilities, pipelines, gathering systems, wellhead equipment and related tangible assets to Penn West;

(w) **"Final Order"** means the final order of the Court approving this Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) **"Interim Order"** means the interim order of the Court made on April 26, 2005 under Section 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y) **"Letter of Transmittal"** means the Letter of Transmittal pursuant to which a Shareholder is required to deliver certificates representing Common Shares, and receive, on completion of the Arrangement, Trust Units;

(z) **"Meeting"** means the annual and special meeting of holders of Common Shares and Options to be held on May 27, 2005 to consider, among other things, the Arrangement, and any adjournment thereof;

(aa) **"Non-Resident"** means solely for the purpose of effecting the exchanges pursuant to this Arrangement: (i) a person who is not a resident of Canada for the purposes of the Tax Act; (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act; and (iii) any holder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Certification Deadline indicating in Box C of such Letter of Transmittal that such holder is not a Non-Resident;

(bb) **"Northern Reef"** means Northern Reef Exploration Ltd., a corporation amalgamated under the ABCA;

(cc) **"Note Indenture"** means the note indenture to be made between AcquisitionCo and the Note Trustee governing the issuance of the Notes;

(dd) **"Note Trustee"** means CIBC Mellon Trust Company;

(ee) **"Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement;

(ff) **"NPI"** means the net profits interest granted under the NPI Agreement;

(gg) **"NPI Agreement"** means the net profits interest agreement to be entered into between Penn West and AcquisitionCo and transferred and assigned by AcquisitionCo to the Trust, coincident with the Arrangement becoming effective;

(hh) "**NPI Note**" means the unsecured, subordinated promissory note to be issued by AcquisitionCo to Penn West pursuant to the NPI Agreement;

(ii) "**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of Options in circumstances such that subsection 7(8) or subsection 7(10) of the Tax Act apply and such Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to the exchange contemplated by Section 3.1(e);

(jj) "**Option Shareholder**" means a holder of Option Common Shares;

(kk) "**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders when making their election to receive Trust Units in exchange for their Option Common Shares;

(ll) "**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders of Options;

(mm) "**Partnership Note**" means the unsecured, subordinated promissory notes issued by Penn West pursuant to the Working Interest Conveyance;

(nn) "**Penn West**" means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

(oo) "**Penn West Exploration**" means Penn West Exploration Ltd., a corporation incorporated under the ABCA;

(pp) "**Penn West Notes**" means unsecured, subordinated promissory notes of Penn West, which notes will be issued on terms and conditions which are substantially identical to the terms and conditions of the Notes;

(qq) "**Penn West Partnership**" means Penn West Petroleum, a general partnership, the partners of which are Penn West, Northern Reef, Trocana and Penn West Exploration;

(rr) "**Properties**" means Canadian resources properties as defined in the Tax Act;

(ss) "**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

(tt) "**Retained Earnings**" means an amount up to the retained earnings of Penn West as determined by Penn West;

(uu) "**Stated Capital**" means an amount up to the stated capital attributable to the Common Shares as determined by Penn West;

(vv) "**Tax Act**" means the *Income Tax Act* (Canada);

(ww) "**Trocana**" means Trocana Resources Inc., a corporation incorporated under the ABCA;

(xx) "**Trust**" means Penn West Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(yy) "**Trust Indenture**" means the trust indenture dated as of April 22, 2005 among CIBC Mellon Trust Company, as trustee, and William DeJong, as settlor, as amended from time to time;

(zz) "**Trust Unit**" means a unit of the Trust;

(aaa) "**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the Toronto Stock Exchange over the three (3) consecutive trading days ending prior to May 27, 2005 or, if the date of the Meeting is after May 27, 2005, the three (3) consecutive trading days prior to the date of the Meeting by (ii) the total number of Common Shares sold on the Toronto Stock Exchange during such period;

(bbb) "**Working Interest Conveyance**" means the conveyance agreement between the Penn West Partnership and Penn West whereby the Penn West Partnership will convey the Working Interests to Penn West in consideration of the Partnership Note; and

(ccc) "**Working Interests**" means all of the Properties of the Penn West Partnership.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 Schedule A – Terms of Notes to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Common Shareholders; (ii) the Optionholders; (iii) Penn West; (iv) the Trust; (v) AcquisitionCo; (vi) Northern Reef; (vii) Trocana; (viii) Penn West Exploration; and (ix) the Penn West Partnership.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Penn West and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Penn West other than the right to be paid the fair value of their Common Shares or Options;

(b) each Common Share, other than Common Shares held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form and Non-Resident Shareholders, will be transferred to AcquisitionCo for one (1) AcquisitionCo Unit;

(c) each Common Share held by Non-Resident Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note in a principal amount equal to the Weighted Average Trading Price;

(d) the Trust will issue sufficient Trust Units to AcquisitionCo to enable AcquisitionCo to carry out the exchange described in Section 3.1(e) and AcquisitionCo will issue one (1) Note to the Trust for each three (3) Trust Units so issued pursuant to Section 3.1(e);

(e) each Option Common Share held by Option Shareholders who have elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for three (3) Trust Units;

(f) each one (1) AcquisitionCo Unit shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(g) each one (1) Note held by Non-Residents shall be transferred by the holder thereof to the Trust in exchange for three (3) Trust Units;

(h) any remaining outstanding Options shall cease to represent the right to acquire Common Shares and shall only entitle the holder to acquire three (3) Trust Units for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to one-third of the option exercise price of such Option;

(i) the Penn West Partnership will convey the Working Interests to Penn West pursuant to the Working Interest Conveyance and Penn West shall deliver the Partnership Note to the Penn West Partnership;

(j) the Penn West Partnership and Penn West shall enter into the Facilities Lease;

(k) Penn West and the Trust will enter into the Administration Agreement;

(l) Penn West will reduce its stated capital account attributable to the Common Shares by an amount equal to the Stated Capital by distributing to AcquisitionCo (the sole holder of the Common Shares) the amount of the Stated Capital;

(m) Penn West will declare and pay a dividend to its holders of Common Shares in an amount equal to the Retained Earnings by paying the amount of the Retained Earnings to AcquisitionCo (the sole holder of the Common Shares);

(n) AcquisitionCo will pay to the Trust an amount equal to the Adjusted Equity by reducing the principal amount of the Notes by an amount equal to the Adjusted Equity;

(o) Trust will advance to Penn West an amount equal to Adjusted Equity in exchange for the Penn West Notes in the principal amount of the Adjusted Equity; and

(p) Penn West and AcquisitionCo will enter into the NPI Agreement and AcquisitionCo will deliver the NPI Note to Penn West and AcquisitionCo will transfer and assign its rights under the NPI Agreement to the Trust in consideration of a reduction in the principal amount of the Notes.

3.2 With respect to each holder of Common Shares and Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) the Common Shares and Options held by Dissenting Securityholders which remain valid immediately prior to the Effective Time, shall, as of the Effective Time, be deemed to have been transferred to Penn West (free of any claims) and be cancelled and cease to be outstanding and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Securityholders of Penn West other than the right to be paid the fair value of their Common Shares or Options, as the case may be, in accordance with Article 4;

(b) upon the exchange of Common Shares for AcquisitionCo Units pursuant to Section 3.1(b):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares; and

(iii) AcquisitionCo shall allot and issue to such holder the number of AcquisitionCo Units issuable to such holder on the basis set forth in Section 3.1(b) and the name of such holder shall be added to the register of holders of Notes and AcquisitionCo Common Shares;

(c) upon the exchange of Common Shares for Notes pursuant to Section 3.1(c):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares; and

(iii) AcquisitionCo shall allot and issue to such holder the number of Notes issuable to such holder on the basis set forth in Section 3.1(c) and the name of such holder shall be added to the register of holders of Notes;

(d) upon the exchange of Trust Units for Notes and the Option Common Shares for Trust Units pursuant to Sections 3.1(d) and 3.1(e):

(i) such holder shall cease to be a holder of the Option Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Option Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Option Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) the Trust shall allot and issue to AcquisitionCo the number of Trust Units issuable to AcquisitionCo to enable AcquisitionCo to carry out the exchange described in Section 3.1(e) and the name of AcquisitionCo shall be added to the register of holders of Trust Units;

(iv) AcquisitionCo shall allot and issue to the Trust the number of Notes issuable on the basis set forth in Section 3.1(d) and the Trust shall be added to the register of holders of Notes; and

(v) AcquisitionCo shall deliver the number of Trust Units to such holder on the basis set forth in Section 3.1(e), AcquisitionCo shall cease to be a holder of the Trust Units so exchanged, the name of AcquisitionCo shall be removed from the register of holders of Trust Units as it relates to the Trust Units so exchanged, and the name of such holder shall be added to the register of holders of Trust Units;

(e) upon the exchange of AcquisitionCo Units for Trust Units pursuant to Section 3.1(f):

(i) such holder shall cease to be a holder of AcquisitionCo Units and the name of such holder shall be removed from the register of holders of Notes and AcquisitionCo Common Shares;

(ii) the Trust shall become the holder of the AcquisitionCo Units and shall be added to the register of holders of Notes and AcquisitionCo Common Shares; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(f) and the name of such holder shall be added to the register of holders of Trust Units.

(f) upon the exchange of Notes for Trust Units pursuant to Section 3.1(g):

(i) such holder shall cease to be a holder of Notes and the name of such holder shall be removed from the register of holders of Notes;

(ii) the Trust shall become the holder of the Notes so exchanged and shall be added to the register of holders of Notes; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(g) and the name of such holder shall be added to the register of holders of Trust Units.

(g) notwithstanding the foregoing, certificates representing AcquisitionCo Common Shares which are to be issued to Common Shareholders will be issued in one global share certificate to the registrar and transfer agent or other trustee on behalf of all holders of AcquisitionCo Common Shares for the purpose of the exchange of such global share certificate for Trust Units as required under this Plan of Arrangement.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to Penn West for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares and Options at the Meeting; but in no event shall Penn West or AcquisitionCo be required to recognize such Dissenting Securityholders as shareholders or optionholders of Penn West or AcquisitionCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Common Shares represented by such certificates.

5.2 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the options for the purchase of Trust Units to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Options represented by such option agreements.

5.3 Penn West shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal or Option Shareholder Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal or Option Shareholder Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units issued to such holder under the Arrangement.

5.4 Penn West shall, within 14 Business Days following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to an Optionholder at the address set forth in the records of Penn West; or

(b) if requested by such Optionholder in writing, make available or cause to be made available at the offices of Penn West for pickup by such Optionholder,

a letter setting forth the number of Trust Units and the adjusted exercise price as determined in accordance with Section 3.1(h).

5.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Trust and its transfer agent, which bond is in form and substance satisfactory to the Trust and its transfer agent, or shall otherwise indemnify the Trust and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the

Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.7 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing Trust Units.

5.8 No certificates representing fractional Trust Units shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, each registered Common Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units.

ARTICLE 6
AMENDMENTS

6.1 Penn West may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Common Shares or Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Penn West at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Penn West may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust and Penn West provided that it concerns a matter which, in the reasonable opinion of the Trust and Penn West, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, Penn West or any former holder of Common Shares or Options.

SCHEDULE A
TERMS OF NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the Notes on the Effective Date.

2. Note Indenture

The Notes are to be issued under the Note Indenture.

3. Global Note Certificate and Transfer to the Trust

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in exchange for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders, in accordance with Article 5 of the Plan of Arrangement.

4. Unsecured Notes and Interest

The Notes are unsecured and bear interest from the date of issue at •% per annum. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on July 10, 2005 for the period commencing on the Effective Date and ending on June 30, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

5. Maturity Payment

January 1, 2019, subject to extension in the limited circumstances provided in Note Indenture and prepayable without penalty or bonus in accordance with the Plan of Arrangement and in an amount up to 5% of the principal amount.

6. Subordination

The Notes shall be subordinated as follows:

(a) no principal shall be repaid nor shall Notes be purchased or redeemed until the prior repayment in full of all "senior indebtedness", nor at any time when there is a default under any senior indebtedness, except as permitted under the "senior indebtedness". If there is no senior indebtedness default, principal may be repaid at maturity; and

(b) no interest shall be payable in respect of the Notes other than regularly scheduled interest at any time nor shall regularly scheduled interest be paid when any of the "senior indebtedness" is in default.

For these purposes, "senior indebtedness" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of borrowed money (including the deferred purchase price of property), other than (i) indebtedness evidenced by the Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture, and, for greater certainty, "senior indebtedness" shall include all indebtedness for borrowed money which is outstanding as at the Effective Date and from time to time.

APPENDIX D

FAIRNESS OPINIONS

BMO Nesbitt Burns

Investment & Corporate Banking
2200, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

April 22, 2005

Board of Directors
Penn West Petroleum Ltd.
Suite 2200, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3L8

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") understands that Penn West Petroleum Ltd. ("Penn West") proposes to proceed with a transaction, involving an arrangement (the "Arrangement") under the *Business Corporations Act* (Alberta), pursuant to which Penn West will convert from a corporate entity to a trust, Penn West Energy Trust (the "Trust"), which will distribute a portion of cash flow to Trust unitholders. The Arrangement will result, through a series of transactions, in holders ("Shareholders") of common shares ("Common Shares") of Penn West receiving three (3) trust units ("Trust Units") of the Trust in exchange for each Common Share held (the "Consideration"). The terms of, and conditions necessary to complete, the Arrangement are to be set forth in the Penn West management information circular to be dated April 22, 2005 (collectively, together and with the related documents included therein, the "Circular") to be mailed to all Penn West securityholders.

The completion of the Arrangement will be conditional upon, among other things, approval by a minimum of 66 2/3% of the votes cast by the Penn West Shareholders and Penn West optionholders, voting together as a class, at the annual and special meeting of Penn West to be held on May 27, 2005 (the "Special Meeting"). Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta.

Defined terms used herein, unless otherwise defined herein, have the meaning ascribed thereto in the Circular.

Engagement

Penn West initially contacted BMO Nesbitt Burns in March 2004 regarding a preliminary review of possible restructuring alternatives available to Penn West to increase shareholder value. BMO Nesbitt Burns was engaged by Penn West pursuant to an agreement dated April 28, 2004, as amended and extended on March 10, 2005 (the "Engagement Agreement"). Pursuant to the Engagement Agreement, Penn West retained BMO Nesbitt Burns as its financial advisor in respect of the Arrangement and, if requested, to provide a fairness opinion to the Board of Directors of Penn West, from a financial point of view, in relation to the consideration to be provided to the Shareholders as part of any proposed restructuring transaction. BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a valuation of Penn West, or any of its respective securities or assets, and this opinion should not be construed as such.

For its services under the Engagement Agreement, BMO Nesbitt Burns will receive a fee if the Arrangement is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Penn West in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.

BMO Nesbitt Burns is not an insider, associate or affiliate of Penn West. BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Penn West and the Trust. BMO Nesbitt Burns may have executed or may execute transactions for Penn West, the Trust and clients from who it received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement, Penn West and the Trust. BMO Nesbitt Burns' controlling shareholder, Bank of Montreal, is a lender to Penn West in the ordinary course of business.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Nesbitt Burns and Penn West or the Trust with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, Penn West or the Trust.

BMO Nesbitt Burns understands that this opinion and a summary of this opinion will be included in the Circular, and, subject to the terms of the Engagement Agreement, BMO Nesbitt Burns consents to the inclusion of this opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Nesbitt Burns, in the Circular and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada (if any) where such filing is required.

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

The opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of directors and other professionals of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following (without attempting to verify the accuracy or completeness of):

Arrangement documents:

(a) The Arrangement Agreement dated April 22, 2005;

(b) The Trust indenture dated April 22, 2005 which established and governs the Trust; and

(c) A draft dated April 22, 2005 of the Circular.

Financial disclosure of Penn West:

(d) Audited consolidated financial statements of Penn West as at and for the years ended December 31, 2004, 2003 and 2002;

(e) Management's Discussion and Analysis prepared by Penn West management for the years ended December 31, 2004, 2003 and 2002;

(f) Interim unaudited consolidated financial statements and reports of Penn West for the three and nine months ended September 30, 2004, three and six months ended June 30, 2004 and three months ended March 31, 2004;

(g) Annual information forms of Penn West for the years ended December 31, 2004, 2003 and 2002;

(h) Information circulars for annual and special meetings of Penn West Shareholders held on August 20, 2004 and May 20, 2003;

(i) Penn West's material change report dated April 11, 2005 with respect to the Arrangement; and

(j) Public information related to the business, operations, financial performance and trading histories of Penn West and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information of Penn West:

(k) The evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd., of Calgary, Alberta ("GLJ"), regarding the petroleum and natural gas reserves of Penn West; and

(l) The evaluation reports, effective December 31, 2003, of GLJ, McDaniels & Associates Consultants Ltd., of Calgary, Alberta and Resources West Inc. of Calgary, Alberta, regarding the petroleum and natural gas reserves of Penn West; and

(m) A summary of the undeveloped land position as at December 31, 2004 as prepared by Penn West's management.

Other information, interviews and discussions:

(n) Financial and operating information, including internal management forecasts, prepared by or obtained from Penn West;

(o) Discussions with senior officers of Penn West regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(p) Due diligence meetings with the management and legal counsel of Penn West;

(q) A letter of representation from senior officers of Penn West addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based;

(r) The request dated April 7, 2004, for an advance tax ruling from the Canada Revenue Agency ("CRA") prepared by Burnet, Duckworth & Palmer LLP ("BDP") on behalf of Penn West;

(s) Analysis of the income tax implications of the Arrangement and the forecast income tax position of the Trust prepared by Penn West's management;

(t) A letter from BDP addressed to us and dated the date hereof outlining the implications of the advance tax ruling from CRA dated April 8, 2005 (the "Ruling"); and

(u) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, BMO Nesbitt Burns also participated in certain discussions with senior officers of Penn West and with BDP, Penn West's external legal counsel, regarding the Arrangement and the results of Penn West's consideration of potential alternative transactions.

Assumptions and Limitations

BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of Penn West and its affiliates, associates, advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of Penn West and its affiliates and associates as to the matters covered thereby. Senior management of Penn West has represented to us, in a certificate delivered as of the date hereof, that, among other things (i) the information, opinions and other materials (collectively, the "Information") provided to us were complete, true and correct in all material respects at the date as of which the Information was provided to us, (ii) the Information did not, and does not, contain any untrue statement of or omit to state a material fact in respect of Penn West, its associates or affiliates, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Penn West or any of its associates or affiliates, and no change has occurred in any material fact which is of a nature as to render the Information, or any part thereof, untrue or misleading in any material respect or which would have or would reasonably be expected to have a material effect on this opinion.

With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Penn West's legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Circular that we have reviewed and do not express any opinion thereon. In particular, we have relied on the advice of Penn West's legal counsel that all of the transactions proposed to be effected by the Arrangement were described to and considered by the CRA in the preparation of the Ruling and are permitted by the Ruling. We have not considered the taxation impact for the Shareholders. The Arrangement is subject to a number of conditions outside of the control of Penn West and we have assumed all conditions precedent to the completion of the

Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Circular. We have assumed that the Arrangement will be implemented as set out in the Circular, including that (i) the amounts which may be available for distribution to the holders of Trust Units as set forth in the Circular will be distributed to the holders of Trust Units, and (ii) in all material respects, all distribution, voting and other rights and attributes (both economic and otherwise) of the Trust Units will be as described in the Circular. We have also assumed that no material amount of Trust Units will be redeemed by the Trust in the foreseeable future and that the Trust will qualify as a "unit trust" and as a "mutual fund trust" as defined by the *Income Tax Act* (Canada), and that the Trust Units will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans. We have also assumed that the Trust Units will be listed on the Toronto Stock Exchange from and after completion of the Arrangement.

This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Penn West as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Arrangement.

This opinion is provided to the Board of Directors of Penn West for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion, which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

We are not expressing herein any opinion as to the price at which the Trust Units will trade after the completion of the Arrangement. This opinion should not be construed as a recommendation to vote in favour of the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the Consideration to be received by Penn West Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Shareholders.

Yours very truly,



BMO Nesbitt Burns Inc.

CIBC World Markets

CIBC World Markets Inc.
9th Floor
Bankers Hall East
855 - 2nd Street S.W.
Calgary Alberta
Canada T2P 4J7

April 22, 2005

The Board of Directors
Penn West Petroleum Ltd.
Suite 2200, 425 - 1st Street S.W.
Calgary, Alberta
T2P 3L8

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets" or "we") understands that Penn West Petroleum Ltd. (together with its subsidiaries, "Penn West") has entered into an agreement (the "Arrangement Agreement") with Penn West Energy Trust (the "Trust") regarding a proposed transaction (the "Arrangement") that will result in the reorganization of Penn West by plan of arrangement pursuant to the *Business Corporations Act* (Alberta) into the Trust, an oil and gas energy trust which will distribute a portion of its cash flow to unitholders of the Trust.

Pursuant to the Arrangement, shareholders of Penn West ("Penn West Shareholders") will receive three trust units ("Trust Units") of the Trust in exchange for each Penn West common share held (the "Consideration").

The completion of the Arrangement will be conditional upon, among other things, approval by a minimum of 66 2/3% of the votes cast by the Penn West Shareholders and Penn West optionholders, voting together as a class, at the annual and special meeting of Penn West to be held on May 27, 2005 (the "Special Meeting"). Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta.

All material terms and conditions of the Arrangement will be fully described in the information circular and proxy statement dated April 22, 2005 and related documents (the "Information Circular"), which will be mailed to the Penn West Shareholders in connection with the Special Meeting.

Engagement of CIBC World Markets

By letter agreement dated April 28, 2004, as amended and extended on March 18, 2005 (the "Engagement Agreement"), Penn West retained CIBC World Markets to act as its financial advisor in connection with any conversion of Penn West into an income trust. Pursuant to the Engagement Agreement, Penn West has requested that we prepare and deliver this opinion (the "Opinion") to Penn West's board of directors (the "Board of Directors") as to the fairness, from a financial point of view, of the Consideration to be received by Penn West Shareholders pursuant to the Arrangement.

CIBC World Markets will be paid a fee for delivery of this Opinion and a fee upon completion of the Arrangement or certain alternative extraordinary transactions. CIBC World Markets will also be reimbursed for reasonable expenses. In addition, Penn West has agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Canadian Imperial Bank of Commerce, the sole shareholder of CIBC World Markets, may, from time to time, provide banking services to Penn West and/or the Trust and their respective affiliates and subsidiaries in the normal course of its business. As a full-service financial institution, CIBC World Markets and its affiliates act as trader and dealer, both as principal and agent, in all major financial markets in Canada and the United States and, as such, may trade in securities of Penn West and the Trust.

CIBC World Markets understands that this Opinion and a summary of this Opinion will be included in the Information Circular, and, subject to the terms of the Engagement Agreement, CIBC World Markets consents to the inclusion of this Opinion in its entirety, together with a summary thereof, in a form acceptable to CIBC World Markets, in the Information Circular and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada (if any) where such filing is required.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

Arrangement documents:

(a) Arrangement Agreement dated April 22, 2005;

(b) Trust Indenture dated April 22, 2005, which established and governs the Trust; and

(c) A draft dated April 22, 2005 of the Information Circular.

Financial disclosure of Penn West:

(d) Audited consolidated financial statements of Penn West as at and for the years ended December 31, 2004, 2003 and 2002;

(e) Management's Discussion and Analysis prepared by Penn West management for the years ended December 31, 2004, 2003 and 2002;

(f) Interim unaudited consolidated financial statements and reports of Penn West for the three and nine months ended September 30, 2004, three and six months ended June 30, 2004 and three months ended March 31, 2004;

(g) Annual information forms of Penn West for the years ended December 31, 2004, 2003 and 2002;

(h) Information circulars for annual and special meetings of Penn West Shareholders held on August 20, 2004 and May 20, 2003;

(i) Penn West's material change report dated April 11, 2005 with respect to the Arrangement; and

(j) Public information related to the business, operations, financial performance and trading histories of Penn West and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information of Penn West:

(k) The evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd., of Calgary, Alberta ("GLJ"), regarding the petroleum and natural gas reserves of Penn West; and

(l) The evaluation reports, effective December 31, 2003, of GLJ, McDaniels & Associates Consultants Ltd., of Calgary, Alberta and Resources West Inc. of Calgary, Alberta, regarding the petroleum and natural gas reserves of Penn West; and

(m) A summary of the undeveloped land position of Penn West as at December 31, 2004 as prepared by Penn West's management.

Other information, interviews and discussions:

(n) Financial and operating information, including internal management forecasts, prepared by or obtained from Penn West;

(o) Discussions with senior officers of Penn West regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(p) Due diligence meetings with the management and legal counsel of Penn West;

(q) A letter of representation from senior officers of Penn West addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this Opinion is based;

(r) The request dated April 7, 2004, for an advance tax ruling from the Canada Revenue Agency ("CRA") prepared by Burnet, Duckworth & Palmer LLP ("BDP") on behalf of Penn West;

(s) Analysis of the income tax implications of the Arrangement and the forecast income tax position of the Trust prepared by Penn West's management;

(t) A letter from BDP addressed to us and dated the date hereof outlining the implications of the advance tax ruling from CRA dated April 8, 2005 (the "Ruling"); and

(u) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, CIBC World Markets also participated in certain discussions with senior officers of Penn West and with BDP, Penn West's external legal counsel, regarding the Arrangement and the results of Penn West's consideration of potential alternative transactions.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Penn West or any of its assets or securities and our Opinion should not be construed as such.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Penn West and its representatives and advisors, or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of Penn West's management, having regard to Penn West's plans, financial condition and prospects. We have also assumed that all of the conditions required to implement the Arrangement will be satisfied and that the Arrangement will be completed substantially in accordance with the Arrangement Agreement without any variation in terms and conditions.

Penn West has represented to us, in a certificate of its senior officers, among other things, that the information, data and other material (financial and otherwise) provided to us by or on behalf of Penn West, including the written information and discussions referred to above under the heading "Scope of Review" (collectively, the "Information"), was complete, true and correct in all material respects at the date the Information was provided to us, and that since the dates that the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Penn West or any of its affiliates, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon Penn West's legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Information Circular that we have reviewed and do not express any opinion thereon. In particular, we have relied on the advice of Penn West's legal counsel that all of the transactions proposed to be effected by the Arrangement were described to and considered by the CRA in the preparation of the Ruling and are permitted by the Ruling. We do not express any opinion with respect to the tax consequences to Penn West or any Penn West Shareholder that may arise as a result of the Arrangement and we have assumed that no material negative tax consequences arise as a result of the Arrangement other than the immediate income tax liability to be paid by Penn West as a result of the Arrangement. We have also assumed that no material amount of Trust Units will be redeemed in the foreseeable future, that the Trust will qualify as a "unit trust" as defined in the *Income Tax Act* (Canada) and will continue to qualify thereafter as a "mutual fund trust" as defined in the *Income Tax Act* (Canada), and that the Trust Units will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property for such plans.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Penn West as they are reflected in the Information and as they were represented to us in our discussions with the senior officers of Penn West and its legal and tax advisors. In our analyses, and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion has been provided to the Board of Directors for its use only in connection with considering the Arrangement and may not be relied upon by any other person or for any other purpose without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Penn West Shareholder as to how to vote at the Special Meeting. In addition, we are not expressing any opinion as to the trading price or value of the Trust Units upon or after completion of the Arrangement.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Penn West Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Shareholders.

Yours very truly,

(signed) **"CIBC World Markets Inc."**

APPENDIX E

INFORMATION CONCERNING PENN WEST ENERGY TRUST

TABLE OF CONTENTS

THE TRUST

Trust Structure

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8. The Trust was created for, among other things, the following purposes:

- to participate in the Plan of Arrangement and other matters contemplated by the Arrangement Agreement;
- investing in securities of AcquisitionCo or any other Affiliate of the Trust and acquiring (directly or indirectly) the Common Shares, the Notes, the Penn West Notes and the NPI pursuant to the Plan of Arrangement, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating services assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "Energy Assets") and whether effected by Penn West, or any other Affiliate of the Trust through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;
- acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit, including granting guarantees, for that purpose, for the purpose of directly or indirectly acquiring Energy Assets;
- acquiring direct royalties and net profits interests;
- making loans or other advances to AcquisitionCo, Penn West or any other Affiliate of the Trust;
- acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties, provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
- disposing of any part of the Trust's monies, properties and other assets, including, without limitation, any securities of AcquisitionCo, Penn West or any other Affiliate of the Trust;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and
- engaging in all activities ancillary or incidental to any of those activities set forth above.

The Trustee is prohibited from acquiring any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the Distributable Cash of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the Notes issued by AcquisitionCo, the Penn West Notes issued by Penn West and from the NPI Agreement. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing July 15, 2005, assuming the Effective Date is May 31, 2005 and assuming a first Distribution Record Date of June 30, 2005) of the income earned from the Notes, the Penn West Notes and from the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "The Trust – Cash Distributions" and "The Trust – Distribution Policy".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "The Trust - Redemption Right") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Trust or Penn West. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AcquisitionCo and Penn West and the ability of Penn West to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

The Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of Penn West in the resolution authorizing the issuance of any Special Voting Units. Except for the right to attend and vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund (as defined in the Trust Indenture) or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. The Trust Indenture also provides that no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the assets of the Trust and the Trust (to the extent of the assets of the Trust) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations currently carried on by Penn West will be carried on by AcquisitionCo directly or indirectly. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

The activities of the Trust and its direct and indirect wholly-owned subsidiaries, including AcquisitionCo, Penn West, Northern Reef, Trocana, Penn West Exploration and the Penn West Partnership, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Trust's direct and indirect subsidiaries and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, upon the recommendation of the board of directors of Penn West, may determine. The Trust Indenture also provides that Penn West may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Penn West may determine.

Cash Distributions

The Trustee may, upon the recommendation of Penn West, as administrator, declare payable to the Unitholders all or any part of the Distributable Cash of the Trust earned from interest income on the Notes and Penn West Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust.

The initial cash distribution for the period from the Effective Date of the Arrangement will be paid to Unitholders of record on June 30, 2005 and is expected to be made on or before July 15, 2005. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; (ii) 95% of the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption, and (iii) 95% of the closing market price of the Trust Units on the date of redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque payable on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 provided that, Penn West may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by the Trust distributing Redemption Notes of AcquisitionCo to the Unitholders who exercised the right of redemption.

The Redemption Notes will be due on the third anniversary of the date of issuance and will bear interest at a rate per annum to be set by the directors of Penn West in the context of the prevailing interest rates for debt instruments having equivalent terms and conditions. The Redemption Notes will be issued under a trust indenture and will provide for their issuance to the Trust in consideration of cash or as a reduction in the principal amount of the Notes.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Trust Unitholders

At no time may the Trust be maintained for the benefit of non-residents. The Trustee or transfer agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the transfer agent or Penn West becomes aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent or Penn West (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the transfer agent may, make a public announcement thereof and not thereafter accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "The Trust - Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of Penn West and the appointment of the auditors of the Trust. At every third meeting of Trust Unitholders, Trust Unitholders will be asked to re-appoint, or appoint the successor to, the Trustee of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units to the extent the holder has voting directions.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, and the unaudited interim financial statements of the Trust, will be mailed to Trust Unitholders in accordance with the requirements of, and within the periods prescribed by, securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

CIBC Mellon Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may resign on giving not less than 60 days' notice in writing to Penn West. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (b) a legal and valid assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. As part of the Closing, the Trust Indenture will be amended to make Penn West a party thereto and the Trust will be managed by the management of Penn West. The Trustee will enter into an administration agreement (the "**Trust Administration Agreement**") pursuant to which Penn West will provide certain administrative services and facilities to the Trust. For information respecting the principal occupations and experience and qualifications of the directors and officers of Penn West, see Penn West's annual information form dated March 22, 2005 (the "**AIF**"), "Directors and Officers", which is incorporated by reference herein and also "Other Matters To Be Brought Before The Meeting – Election of Directors".

The board of directors of Penn West will generally be delegated the significant management decisions of the Trust. Such delegation to Penn West will include responsibility for any and all matters relating to the following: (i) an offering of securities of the Trust; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (iii) all matters relating to the content of any documents relating to an offering of securities of the Trust, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of, the material contracts of the Trust; (v) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters concerning the Arrangement, the Arrangement Agreement and the Plan; (vii) all matters relating to the redemption of Trust Units; (viii) all matters relating to the voting rights on any investments of the Trust; (ix) all matters relating to the specific powers and authorities as set forth in the Trust Indenture; (x) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (xi) all matters relating to amending AcquisitionCo's or Penn West's articles to create a class or classes or series of exchangeable shares.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Penn West, or any other person to whom the Trustee has, with the consent of Penn West, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Penn West to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by special resolution.

The Trustee may, without the approval of any of the Trust Unitholders or any other person, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and will not be foreign property for the purposes of the Tax Act;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) amending, modifying or changing any provisions hereof that are necessary or desirable in the opinion of the Corporation as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to foreign property, eligibility for investment and the requirements to maintain the Trust's status as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act;

(e) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f) providing for, or amending the provisions for, the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(g) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(h) making any modification in the form of Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, the Trust Indenture may be amended without the consent of the Unitholders at any time prior to or on the Effective Date.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (i) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (ii) a quorum of holders of not less than 50% of the issued and outstanding Trust Units is present in person or represented by proxy; and (iii) the termination must be approved by special resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust (including any direct royalties) in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized pursuant to the special resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any direct royalties shall have been disposed of, and under no circumstances shall any Unitholders come into possession of any interest in any royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets (including any direct royalties) together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Exercise of Voting Rights Attached to Common Shares of Penn West

The Trust Indenture prohibits the Trustee from voting, or causing to be voted, the common shares of Penn West with respect to (i) the election of directors of Penn West, (ii) the appointment of auditors of Penn West, or (iii) the approval of Penn West's financial statements (if required by applicable legislation), except in accordance with an ordinary resolution adopted at an annual meeting of Unitholders.

The Trustee is also prohibited from voting, or causing to be voted, the common shares of Penn West or other securities of its Affiliates to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of Penn West or any other Affiliate of the Trust as a result of which Penn West, the Trust or any other Affiliate of the Trust has the same, or substantially similar interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation or merger of Penn West or any other Affiliate of the Trust with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above and which includes without limitation the amalgamation of AcquisitionCo, Penn West, Northern Reef and Penn West Exploration;

(c) any statutory arrangement involving Penn West or any other Affiliate of the Trust, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Penn West to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Penn West to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Penn West's shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to complete the amalgamation of AcquisitionCo, Penn West, Northern Reef and Penn West Exploration and to amend the articles of Penn West or any successor to Penn West to create a class or classes or series of exchangeable shares;

without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

Consolidated Capitalization

Upon the completion of the Arrangement, an aggregate of approximately 161,848,000 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, and prior to the exercise of any Options. For further particulars regarding the consolidated capitalization of the Trust subsequent to the completion of the Arrangement, see "Unaudited Pro Forma Consolidated Financial Statements of Penn West Energy Trust" attached as Schedule A to this Appendix.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Trust following the completion of the Arrangement, for the indicated period. This table should be read in conjunction with the "unaudited pro forma consolidated financial statements" of the Trust included in Schedule A of this Appendix E.

	Pro Forma Year Ended December 31, 2004
	(unaudited) ($millions)
Production revenue	1,521.3
Royalties	296.1
Operating expenses	300.4
Transportation	25.6
Net operating revenue	899.2

	Gross (2)	Net (3)
		Pro Forma Year Ended December 31, 2004] (unaudited)
Average Daily Production		
Light/medium crude oil & NGL (bopd)		34,943
Conventional heavy oil (bopd)		18,136
Natural gas (MMcfpd)		316.3
Oil equivalent (Boe/d)		105,788
Average Net Product Prices Received(1)		
Light/medium crude oil & NGL ($/Bbl)		48.09
Conventional heavy oil ($Bbl)		31.73
Natural gas ($/Mcf)		6.68
Undeveloped Land Holdings (millions of net acres) (as at December 31, 2004)		5.8
Proved Reserves (as at December 31, 2004) (4)		
Light/medium crude oil & NGL (MMbbls)	150.5	135.6
Conventional heavy oil (MMbbls)	51.8	46.5
Natural gas (Bcf)	637.0	520.2
Oil equivalent (MMboe)	308.5	268.8
Proved Plus Probable Reserves (as at December 31, 2004)(4)		
Light/medium crude oil & NGL (MMbbls)	177.7	159.5
Conventional heavy oil (mmbbls)	61.9	55.4
Natural gas (Bcf)	760.7	621.3
Oil equivalent (MMboe)	366.4	318.5

Notes:

(1) Average net product price received excludes the impact of risk management.

(2) "Gross" reserves are defined as the total remaining recoverable reserves owned by Penn West, directly or indirectly, before deduction of any royalties.

(3) "Net" reserves are defined as those reserves accruing to Penn West, directly or indirectly, after Crown and freehold royalties have been deducted.

(4) Working interest reserve information taken from the GLJ Report is at December 31, 2004 based on escalated prices.

Distribution Policy

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AcquisitionCo. and from Penn West under the NPI. Cash distributions will be payable on a monthly basis to Unitholders of record on the last Business Day of each month, with the first such payment expected to be made on July 15, 2005 in the range of $0.23 per Trust Unit to $0.26 per Trust Unit to Unitholders of record as of June 30, 2005 assuming the Effective Date is May 31, 2005. The board of directors of Penn West on behalf of the Trust will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Penn West. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders. Depending upon various factors including commodity prices and the size of Penn West's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Trust Unit Rights Incentive Plan

Assuming that all necessary regulatory and Shareholder approvals are received, the Trust will implement a trust unit rights incentive plan.

See the section of the Information Circular entitled "Other Matters to be Brought Before the Meeting – Approval of the Trust Unit Rights Incentive Plan" for a description of the Trust Unit Rights Incentive Plan and Appendix G for a complete copy of the Trust Unit Rights Incentive Plan.

Employee Trust Unit Savings Plan

Assuming that all necessary regulatory and Shareholder approvals are received, the Trust will implement an employee trust unit savings plan.

See the section of the Information Circular entitled "Other Matters to be Brought Before the Meeting – Approval of the Employee Trust Unit Savings Plan" for a description of the Employee Trust Unit Savings Plan and Appendix H for a complete copy of the Employee Trust Unit Savings Plan.

DRIP PLAN

The Trust intends to authorize a Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP Plan") which will be implemented upon receipt of applicable regulatory approvals. **The DRIP Plan will not be available to Unitholders who are residents of the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting the Distributable Cash received by them. At the discretion of Penn West, as administrator of the Trust, Trust Units will either be acquired at prevailing market rates or issued from treasury at 95% of the market price of the Trust Units. The issue of new Trust Units from treasury under the DRIP Plan will not be available until applicable regulatory approvals have been obtained. Subject to receipt of applicable regulatory approvals, participants in the DRIP Plan will also be permitted to purchase additional Trust Units at the market price by investing additional sums within the limits established under the DRIP Plan.

ACQUISITIONCO AND PENN WEST

General

Management proposes that AcquisitionCo, Penn West, Northern Reef and Penn West Exploration will be amalgamated as of January 1, 2006 to form AmalgamationCo.

Upon completion of the Arrangement, the former Penn West Shareholders will own all of the Trust Units of the Trust, the Trust will own all of the common shares and Notes of AcquisitionCo and the Penn West Notes of Penn West and an interest in the NPI, AcquisitionCo will hold the NPI Note and all of the Common Shares of Penn West. On a consolidated basis, the Trust will hold the same oil and gas assets as Penn West held prior to the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "The Arrangement".

The head office and registered office of Penn West will be located at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

Petroleum and Natural Gas Properties and Reserves

For information with respect to Penn West's business and properties, including its oil and natural gas reserves and the GLJ Report, see the disclosure under "Business of Penn West" and "Oil and Natural Gas Properties" in Penn West's AIF, which is incorporated by reference into this Information Circular.

Directors and Officers

For information respecting the principal occupations and experience and qualifications of the initial directors and officers of Penn West, see Penn West's AIF, "Directors and Officers" and "Other Matters To Be Brought Before The Meeting – Election of Directors".

Personnel

As at the date hereof, Penn West has approximately 680 employees. It is expected that substantially all of these personnel will remain as employees of Penn West following the Arrangement.

Executive Compensation

All current executive officers of Penn West will remain with Penn West following the Arrangement. Following the completion of the Arrangement, it is anticipated that executive officers of Penn West will be paid salaries at competitive levels.

Directors who are not also employees of Penn West are currently paid an annual retainer fee of $20,000 and a fee of $1,250 for attendance at board meetings, $600 for attendance at each telephone board meeting and $1,250 for attendance at each committee meeting. A $10,000 retainer is being paid to the Chairman of the Audit Committee and a $10,000 retainer is being paid to the Chairmen of the Compensation, Governance and Reserve Committees. Directors are also entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors of Penn West will be eligible to participate in the Trust Unit Rights Incentive Plan.

Share Capital

Penn West is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series. Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding Common Shares of AcquisitionCo, which will be the sole holder of the issued and outstanding common shares of Penn West. The Trust will also be the sole holder of the Notes and the Penn West Notes anticipated to be outstanding immediately following the completion of the Arrangement.

AcquisitionCo is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series. Management intends to amalgamate Penn West, AcquisitionCo, Northern Reef and Penn West Exploration effective as of January 1, 2006 to form AmalgamationCo. Pursuant to such amalgamation, the articles of AcquisitionCo and its authorized capital will become the articles and authorized capital of AmalgamationCo.

Common Shares of AcquisitionCo

AcquisitionCo has authorized an unlimited number of common shares. Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AcquisitionCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AcquisitionCo and subject to applicable legal restrictions, and subject to certain preferences of holders of preferred shares, entitled to receive any dividends declared by the board of directors on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of AcquisitionCo upon the liquidation, dissolution, bankruptcy or winding-up of AcquisitionCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the preferred shares and any other shares having priority over the common shares.

Preferred Shares of AcquisitionCo

AcquisitionCo also has authorized an unlimited number of First Preferred Shares which may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of AcquisitionCo shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares are entitled to a preference over the Common Shares and over any other shares of AcquisitionCo ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of AcquisitionCo, whether voluntary or involuntary, or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs. As at the date hereof, no First Preferred Shares have been issued or are outstanding.

Notes

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "**Note Indenture**") to be dated on or before the effective date of the Arrangement and made between AcquisitionCo and CIBC Mellon Trust Company, as trustee (the "**Note Trustee**"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture. For a summary of the material attributes and characteristics of the Notes, see Schedule A to the Plan, which is attached as part of Exhibit 1 to Appendix C to this Information Circular.

Terms and Issue of Notes

Pursuant to the Arrangement, Notes will be issued by AcquisitionCo to the Trust and to former Shareholders. Notes issued to former Shareholders are to be transferred by such Shareholders to the Trust in exchange for Trust Units. Accordingly, the Note Indenture will provide that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders in accordance with the Arrangement.

The Notes will be unsecured and bear interest from the date of issue at a rate per annum which will be set on the Effective Date. Interest will be payable for each month during the term on or about the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is intended to be due on July 10, 2005 for the period commencing on the Effective Date of the Arrangement and ending on June 30, 2005. The Notes will be unsecured debt obligations of AcquisitionCo and will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

The maturity date on the Notes is January 1, 2019. The Notes may be prepaid without penalty or bonus in accordance with the Plan of Arrangement and in an amount up to 5% of the principal amount.

Penn West Notes

The Penn West Notes to be issued pursuant to the Arrangement will have terms and conditions substantially the same as the Notes and will all be held by the Trust.

NPI Agreement

Coincident with the Arrangement becoming effective, Penn West and AcquisitionCo will enter into the NPI Agreement, pursuant to which Penn West will grant and set over to AcquisitionCo the right to receive certain payments (the "**NPI**") on petroleum and natural gas rights held by Penn West from time to time. At the same time, the NPI will be transferred and assigned by AcquisitionCo to the Trust, in consideration of a reduction in the principal amount of the Notes. The NPI Agreement will provide that in consideration for an obligation to make subsequent payments from the Trust from time to time equal to the increase in value of the NPI, the NPI will attach to Canadian resource properties subsequently acquired by Penn West. The Trust shall not be obligated to pay an amount under this deferred purchase price obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from Penn West for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed certain deductible production costs and other costs attributable to the Property Interests for such period and also including as deductible amounts lease payments made under the Facilities Lease to the Partnership, principal and interest paid on the Partnership Note, capital expenditures on the Property Interests, royalties and taxes relating to the Property Interests and other costs which reasonably relate to the Property Interests. Penn West may acquire and fund additional Property Interests from residual revenues, the deferred purchase price obligation, borrowings or from its working capital.

The NPI Agreement will provide that any proceeds from the sale of any Canadian resource property subject to the NPI that are not used by Penn West to acquire another Canadian resource property within a six month period following the disposition will be used to retire any interest owing and principal on the Partnership Note. Ninety-nine percent of any remaining proceeds will be allocated and paid to the Trust with the remaining 1% of such proceeds to be retained by Penn West. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

PENN WEST PARTNERSHIP

The Penn West Partnership is a general partnership formed by Penn West, Northern Reef, Trocana and Penn West Exploration under the *Partnership Act* (Alberta). As of January 1, 2006, AcquisitionCo, Penn West, Penn West Exploration and Northern Reef Petroleum Ltd. will amalgamate to form AmalgamationCo and the Penn West Partnership will thereafter be comprised of AmalgamationCo and Trocana.

RISK FACTORS

An investment in the Trust and its subsidiaries should be considered highly speculative due to the nature of the Trust's activities. The following is a summary of certain risk factors relating to the activities of the Trust and its subsidiaries and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units. A prospective investor should carefully consider all such risk factors. An investment in Trust Units should only be made by persons who can afford a significant or total loss of their investment. Reference is made to "Risk Factors" in Penn West's AIF, which is incorporated by reference into this Information Circular.

Risks Relating to the Oil and Natural Gas Business

Reserve Estimates

The reserve and recovery information contained in the GLJ Report are only an estimate and the actual production and ultimate reserve recovered from Penn West's properties may be greater or less than the independently prepared estimates of GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by Penn West for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Penn West and AcquisitionCo's ability to satisfy the obligations under the Notes and the Penn West Notes, respectively, and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Penn West and possible liability to third parties. Penn West will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Penn West may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AcquisitionCo's ability to satisfy its obligations under the Notes and on Penn West's ability to satisfy its obligations under the Penn West Notes or otherwise reduce the amount received by the Trust from Penn West under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Penn West or their subsidiaries to certain properties. Such circumstances could impair Penn West's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust from Penn West under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Penn West or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Penn West.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and Penn West will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, which may compete more effectively for resources than the Trust or Penn West. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to an Investment in the Trust

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Penn West. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its direct and indirect interests in shares of AcquisitionCo and Penn West, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Trust currently anticipates using approximately 40% of its Distributable Cash to continue to explore for natural gas reserves and exploit existing oil reserves, it will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, Penn West's initial production levels and reserves may decline.

Penn West's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Penn West's success in exploiting its reserve base, exploring its undeveloped land base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Penn West's reserves and production will decline over time as reserves are exploited.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Should status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the NPI and any Royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1 per cent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada as defined in the Tax Act.

Non-resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada (non-residents) within the meaning of the Tax Act. The Trust Indenture provides that if at any time it becomes aware that the beneficial owners of 50 per cent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust may take certain actions to maintain the Trust's status as a mutual fund trust which may be adverse to non-resident holders of Trust Units.

Debt Service

Penn West may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Penn West may impair AcquisitionCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Penn West of its obligations under the NPI Agreement or the Penn West Notes or AcquisitionCo of its obligations under the Notes. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

If Penn West becomes unable to pay its debt service charges or otherwise commits an event of default under the credit agreements with its lenders such as bankruptcy, a lender may foreclose on or sell the assets of Penn West and the Penn West Partnership.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Penn West, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of Penn West

Penn West expects to pay a material amount of corporate income tax during calendar year 2005, most of it arising in its short taxation year which will end on the effective date of this Arrangement. Subsequent to the Arrangement, Penn West will continue to be subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Penn West Partnership pursuant to the Partnership Note, lease payments under the Facilities Lease and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. While Penn West has obtained a favourable ruling from the Canada Revenue Agency concerning the deductibility of interest on the Partnership Note, such ruling is contentioned on the amount of interest being reasonable in the circumstances and there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. Moreover, Penn West has agreed to an undertaking with the Canada Revenue Agency as a condition of receiving the favourable tax ruling which provides that Penn West will not claim the maximum amount of certain discretionary deductions in its taxation years ending in 2005.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

INDUSTRY REGULATIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see "Industry Regulations" in Penn West's AIF, which is incorporated by reference into this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, including this Appendix, none of the directors, officers or principal shareholders of Penn West and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Penn West or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Penn West will be subject in connection with the operations of Penn West. In particular, certain of the directors and officers of Penn West may be involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Trust and Penn West or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Trust and Penn West. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Penn West, or any of their associates, to Penn West, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West.

MATERIAL CONTRACTS

The only material contracts entered into by the Trust, by AcquisitionCo or by Penn West during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

1. the Arrangement Agreement;
2. the Trust Indenture;
3. the Administration Agreement; and
4. the NPI Agreement.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Penn West, the Trust, AcquisitionCo and the Penn West Partnership by Burnet, Duckworth & Palmer LLP. Certain information relating to Penn West's reserves has been prepared by GLJ. As of the date hereof, partners and associates of Burnet, Duckworth & Palmer LLP and directors and officers of GLJ hold none of the outstanding securities of the Trust and less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta and at its principal offices in Toronto, Ontario, will be the registrar and transfer agent for the Trust Units.

SCHEDULE A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF

PENN WEST ENERGY TRUST

COMPILATION REPORT

To the Trustee of Penn West Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Penn West Energy Trust (the "Trust") as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Penn West Energy Trust" to the audited balance sheet of the Trust as at April 22, 2005 and found them to be in agreement.

2. Compared the figures in the column captioned "Penn West Petroleum Ltd." to the audited consolidated financial statements of Penn West Petroleum Ltd. ("Penn West") as at and for the year ended December 31, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   a) described to us the basis for determination of pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form, in all material respects, with Canadian securities legislation.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Penn West Energy Trust", and "Penn West Petroleum Ltd." as at December 31, 2004 and the year ended December 31, 2004, as appropriate, and found the amounts in the columns captioned "Pro forma Penn West Energy Trust" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
April 22, 2005

PENN WEST ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(Unaudited)

($ millions, except shares/units and per share/unit amounts)	Penn West Petroleum Ltd.	Pro forma Adjustments	Note	Pro forma Penn West Energy Trust
Revenue				
Petroleum and natural gas revenue	1,521.3			1,521.3
Royalties	(296.1)			(296.1)
	1,225.2			1,225.2
Expenses				
Operating	300.4			300.4
Transportation	25.6			25.6
General and administrative	16.1			16.1
Stock-based compensation	84.1			84.1
Interest	17.0			17.0
Foreign exchange gain	(40.4)			(40.4)
Depletion, depreciation and accretion	413.1			413.1
	815.9			815.9
Income before income taxes	409.3			409.3
Taxes				
Capital	10.1	8.0	2a	18.1
Current income	17.8		2a	17.8
Future income	109.6		2b	109.6
	137.5	8.0		145.5
Net income for the year	**271.8**	(8.0)		263.8
Weighted average number of common shares - basic (millions)	**53.8**			
Weighted average number of common shares - diluted (millions)	**54.8**			
Net income per common share, basic ($)	**5.05**			
Net income per common share, diluted ($)	**4.96**			
Weighted average number of total trust units (millions) (notes 1, 2e and 2f)				161.4
Net income per trust unit ($)				1.63

See accompanying notes to the unaudited pro forma consolidated financial statements

PENN WEST ENERGY TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at December 31, 2004
(Unaudited)

($millions)	Penn West Energy Trust	Penn West Petroleum Ltd.	Pro forma Adjustments	Note	Pro forma Penn West Energy Trust
ASSETS					
Current					
Cash	0.02	-			-
Accounts receivable	-	160.5			160.5
Future income taxes	-	25.3		2e	25.3
Other	-	19.8			19.8
		205.6			205.6
Property and equipment, net	-	3,661.8			3,661.8
	0.02	3,867.4			3,867.4
LIABILITIES					
Current					
Accounts payable and accrued liabilities	-	306.6		2c	306.6
Taxes payable	-	11.2	8.0	2a, 2d	19.2
Dividends	-	6.7			6.7
Stock-based compensation	-	71.0		2e	71.0
	-	395.5	8.0		403.5
Bank loan	-	503.1			503.1
Asset retirement obligations	-	180.7			180.7
Stock-based compensation	-	20.9		2e	20.9
Future income taxes	-	858.2		2b, 2d	858.2
	-	1,562.9			1562.9
SHAREHOLDERS'/UNITHOLDERS' EQUITY					
Share capital	-	515.3	(515.3)	2f	-
Unitholders' equity	0.02	-	515.3	2f	515.3
Retained/accumulated earnings	-	1,393.7	(8.0)		1,385.7
	0.02	1,909.0	(8.0)		1,901.0
	0.02	3,867.4	-		3,867.4

See accompanying notes to the unaudited pro forma consolidated financial statements

PENN WEST ENERGY TRUST
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME

As at and for the year ended December 31, 2004

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004 (collectively the "Unaudited Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Penn West Petroleum Ltd. ("Penn West") from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity that will distribute a portion of its cash flow to the Penn West Energy Trust (the "Trust") Unitholders. Penn West under the proposed Plan of Arrangement, will become an indirect wholly owned subsidiary of the Trust. Penn West and its subsidiaries own all units of a general partnership, Penn West Petroleum, that holds working interests in various oil and gas properties and processing assets. Pursuant to the terms of the proposed Plan of Arrangement, Penn West will purchase the producing oil and natural gas assets from Penn West Petroleum at fair market value. Thereafter, Penn West Petroleum will hold the facility and processing assets.

The Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated April 22, 2005 and has $0.02 million in cash and unitholders' equity. These amounts have been included in the Unaudited Pro Forma Statements.

The Unaudited Pro Forma Statements include the accounts of the Trust, its wholly owned subsidiaries and the interests of those subsidiaries in Penn West Petroleum.

Management prepared the Unaudited Pro Forma Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred on or before December 31, 2004. The unaudited pro forma consolidated statement of income gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at January 1, 2004, the beginning of the most recently completed financial year for which audited financial statements have been prepared. The Unaudited Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Unaudited Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Penn West as at, and for the year ended December 31, 2004 ("Penn West Historical Financial Statements"). The Unaudited Pro Forma Statements have been prepared from information derived from, and should be read in conjunction with, the Penn West Historical Financial Statements incorporated by reference in this Information Circular. In the opinion of management, the Unaudited Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

In preparing the Unaudited Pro Forma Statements, it was assumed that all holders of Penn West common shares will exchange their common shares for Trust Units under the proposed Plan of Arrangement. The proposed Plan of Arrangement is subject to shareholder and court approval. Unitholders are to receive monthly distributions of cash as set out by Management.

The estimated Trust Units, as at the effective date of the proposed Plan of Arrangement, are based on the number of Penn West common shares outstanding as at March 31, 2005 and the assumption that no stock options will be exercised for Penn West common shares through to the effective date. The estimated Trust Units to be outstanding, reflecting an exchange ratio of three Penn West Energy Trust units to one Penn West common share, is as follows:

(millions)	
Estimated Penn West common shares eligible for conversion to Trust Units (note 2e)	53.9
Estimated Trust Units outstanding on conversion	161.8

If holders of stock options elect to exercise their options to purchase Penn West common shares prior to or on the effective date of the proposed Plan of Arrangement, additional Trust Units will be outstanding on conversion. For purposes of the above calculation, the assumption was made that no stock options to purchase Penn West common shares will be exercised from March 31, 2005 through to the effective date of the Plan of Arrangement, leaving 3,513,720 stock options to receive the eligible cash payment or the conversion of the stock options to rights to purchase three Trust Units at the same exercise price (see note 2e).

The Trust intends to have a Trust Unit Rights Incentive Plan and an Employee Trust Unit Savings Plan outstanding following completion of the Plan of Arrangement. The number of Trust Units subject to the plans are set by the Board of Directors of Penn West from time to time with an upper limit of 10% of the outstanding Trust Units and subject to certain restrictions as to the number of Trust Units issuable to insiders and their associates or any one Insider and his or her associates. The Board of Directors has granted 7,500,000 Rights under the Trust Unit Rights Incentive Plan at a price equal to the weighted average trading price for the five trading days on the TSX immediately preceding the Effective Date of the Plan of Arrangement adjusted for the one (1) Common Share for three (3) Trust Unit exchange ratio, subject to regulatory and shareholder approval and completion of the Plan of Arrangement.

2. Pro Forma Assumptions and Adjustments

The Unaudited Pro Forma Statements give effect to the following assumptions and adjustments:

(a) The provision for capital taxes has been increased by $8.0 million for the estimated one-time Large Corporations Tax impact arising as a result of the proposed Plan of Arrangement. If trust distributions had commenced during the period of the Unaudited Pro Forma Statements, current income taxes would be eliminated, as the Trust would be able to claim a deduction for amounts distributed to Unitholders. As the amount of trust distributions that would have been paid cannot objectively be determined, no current income tax recovery is reflected in the accompanying Unaudited Pro Forma Statements. To the extent future cash flows are retained in the Trust entity for additional capital projects, the Trust or its subsidiaries may be taxable at some future date.

(b) Future income tax expense has not been adjusted in the Unaudited Pro Forma Statements, as the amount of trust distributions that would have been paid in the period cannot be objectively determined. If trust distributions had been paid, a future income tax recovery would have resulted due to the reduction of the amount by which the net book value of assets and liabilities exceed their tax values. The recovery would have been reflected at the estimated future income tax rate (December 31, 2004 – 36.15%).

(c) Costs related to the Plan of Arrangement are estimated to be $6.5 million (pre-tax) and have not been included in the accompanying Unaudited Pro Forma Statements.

(d) The transactions contained in the proposed Plan of Arrangement result in a "deemed" short income tax year for the period immediately prior to the formation of the income trust structure. Income tax payable, due to the short income tax year, would result in an increase in current income taxes payable offset by a reduction to future income taxes payable. The amount of income taxes that would have been payable if the conversion occurred at a particular point within the period of the Unaudited Pro Forma Statements cannot be objectively determined. Accordingly, the Unaudited Pro Forma Statements do not reflect the impact of the short income tax year. If the proposed Plan of Arrangement is completed on May 31, 2005, Management estimates that approximately $170 million to $220 million will be transferred to current income taxes payable from future income taxes payable.

(e) The stock-based compensation liabilities and the future income tax asset related thereto could change materially depending on the actions eventually taken by the optionholders. As these actions cannot be objectively determined, stock-based compensation accounts have not been adjusted in the Unaudited Pro Forma Statements.

No Rights are assumed issued under the proposed Trust's Unit Rights Incentive Plan during the periods reported nor are any Trust Units assumed issued under the proposed Employee Trust Unit Savings Plan. The actual number of Trust Units outstanding, after the proposed Plan of Arrangement, will depend on the number of stock options that are exercised to purchase Penn West common shares for conversion into Trust Units. Optionholders can elect as follows:

i. to exercise their vested and unvested stock options to purchase Penn West common shares to be subsequently exchanged for three Trust Units;

ii. to surrender their vested and unvested stock options for a cash payment at a price equivalent to the "in-the-money" value of the stock options; and

iii. to not exercise their vested and unvested stock options and receive the right to purchase three trust units at the exercise price of the original stock option at a later date.

Under (i) above, the exercise of all stock options (based on options outstanding as at March 31, 2005) would result in the receipt of option proceeds of $140.3 million and the issuance of 3,513,720 additional Penn West common shares to be converted to 10,541,160 Trust Units. Under (ii) above, the surrender of all stock options for cash payment, at the "weighted average trading price" as established in the Plan of Arrangement, would result in amounts payable to optionholders. The weighted average trading price will be determined based on the weighted average trading price of the Penn West common shares on the Toronto Stock Exchange over the three consecutive trading days prior to the effective date of the Plan of Arrangement. Based on the weighted average trading price to April 22, 2005, being $86.14 per Penn West common share, the cash cost of settling all outstanding stock options would be $162.3 million before tax ($109.9 million after tax). Under (iii) above, no cash would be paid or received on conversion. When these rights are subsequently exercised, the Trust will receive proceeds equal to the number of stock options exercised times the exercise price in return for Trust Units.

The eventual course of action taken by the optionholders cannot be objectively determined. Accordingly, the impact of these potential transactions are not included in the Unaudited Pro Forma Statements.

(f) The conversion of all issued and outstanding Penn West common shares into Trust Units will take place on the basis of three Trust Units for one Penn West common share.

SCHEDULE B

PRO FORMA CONSOLIDATED BALANCE SHEET

OF

PENN WEST ENERGY TRUST

AUDITORS' REPORT

To the Trustee of
Penn West Energy Trust

We have audited the consolidated balance sheet of Penn West Energy Trust as at April 22, 2005. This financial statement is the responsibility of the Penn West Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of Penn West Energy Trust as at April 22, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
April 22, 2005

(signed) "KPMG LLP"
Chartered Accountants

PENN WEST ENERGY TRUST

CONSOLIDATED BALANCE SHEET

As at	April 22, 2005
ASSETS	
Current	
Cash	$20,000
	$20,000
UNITHOLDERS' EQUITY	
Unitholders' equity (Note 2)	$20,000
	$20,000

Subsequent event (Note 3)

See accompanying notes to consolidated financial statement

On behalf of CIBC Mellon Trust Company – Trustee of Penn West Energy Trust

(signed) "Norma Blasetti"

(signed) "Roger Booth"

PENN WEST ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. FORMATION AND FINANCIAL PRESENTATION

Penn West Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated April 22, 2005. The Trust has not carried on active business since inception.

The consolidated balance sheet has been prepared in accordance with Canadian generally accepted accounting principles and includes the accounts of the Trust and its wholly owned subsidiary, Penn West AcquisitionCo. Inc. ("AcquisitionCo").

2. UNITHOLDERS' EQUITY

a. *Authorized*

An unlimited number of voting Trust Units, which are redeemable at the option of the unitholder at 95% of the lesser of the ten trading day average market price, and the closing market price on the day of redemption.

An unlimited number of Special Voting Units, which will enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units shall not confer upon the holders thereof any other rights.

b. *Issued*

	Number of Units	Consideration
Trust Units		
Issued upon settlement	1,250	$20,000
Balance as at April 22, 2005	**1,250**	**$20,000**

3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Penn West Petroleum Ltd. ("Penn West"), AcquisitionCo and the Trust, Penn West will become a wholly owned subsidiary of AcquisitionCo. The Plan of Arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed by the end of May, 2005.

It is anticipated that a Trust Unit Rights Incentive Plan and an Employee Trust Unit Savings Plan will be established by the Trust.

APPENDIX F

AUDIT COMMITTEE MANDATE

PENN WEST PETROLEUM LTD.
MANDATE OF THE AUDIT COMMITTEE

MANDATE AND RESPONSIBILITIES
To assist the Board in fulfilling its oversight responsibilities as set forth below:

The Committee's primary duties and responsibilities are to:
- Review and approve management's identification of principal financial risks and monitor the process to manage such risks.
- Review and assess management's overall process to identify principal risks that could affect the achievement of the corporation's business plans.
- Oversee and monitor the Company's compliance with legal and regulatory requirements.
- Be directly responsible for the appointment and compensation of the external auditors.
- Be directly responsible for overseeing the work of the external auditor engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
- Oversee and monitor the qualifications, independence and performance of the Company's external auditors.
- Oversee and monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.
- Provide an avenue of communication among the external auditors, management, and the Board.
- Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility.

Review Procedures
Review and update the Committee's charter at least annually and provide a summary of the Committee's composition and responsibilities in the Company's public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Company's public disclosure documentation.

Annual Financial Statements
1. Discuss and review with management and the external auditors the Company's annual audited financial statements and related documents prior to their filing or distribution. Such review to include:
   a) the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgments, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any specific steps adopted in light of material control deficiencies;
   b) a review of the use of off-balance sheet financing, including management's risk assessment and adequacy of disclosure;
   c) a review of the external auditors' audit examination of the financial statements and their report thereon;
   d) a review of any significant changes required in the external auditors' audit plan;
   e) a review of any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information; and
   f) a review of other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.
2. Satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures.
3. Review and formally recommend approval to the Board of the Company's:
   a) year-end audited financial statements;

b) Management's Discussion and Analysis;
c) Annual Information Form; and
d) all prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Company's financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

Quarterly Financial Statements

4. Review with management and the external auditors and either approval (such approval to include the authorization for pubic release) or formerly recommend for approval to the Board the Company's:
   a) quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis; and
   b) any significant changes to the Company's accounting principles.
5. Review and discuss quarterly reports from the external auditors regarding:
   a) all critical accounting policies and practices to be used;
   b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
   c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Internal Control Environment

6. Ensure that management provide to the Committee an annual report on the Company's control environment as it pertains to the Company's financial reporting process and controls.
7. Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Company.
8. Review the effectiveness of the overall process for identifying the principle risks affecting the achievement of business plans and provide the Committee's view to the Board of Directors.
9. Review significant findings prepared by the external auditors, together with management's responses.

Other Review Items

10. Review all insider transactions and related party transactions between the Company and any officers or directors.
11. Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, and programs and reports received from regulators or governmental agencies.
12. Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the external auditors.
13. Review with the President, the Vice President, Finance of the Company and the external auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Company's internal controls and procedures for financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files within the required time periods and (ii) any fraud, whether or not material, that involves management of the corporation or other employees who have a significant role in the Company's internal controls and procedures for financial reporting

External Auditors

14. Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditors shall report directly to the Committee.
15. Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

16. Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Company in order to determine the external auditors' independence, including, without limitation, (i) receiving and reviewing, as a part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Company, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors' report to satisfy itself of the external auditors' independence.
17. Review and evaluate:
    a) the external auditor's and the lead partner of the external auditors' team's performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Company shareholders or regarding the discharge of such external auditors;
    b) the terms of engagement of the external auditors, together with their proposed fees;
    c) external audit plans and results;
    d) any other related audit engagement matters; and
    e) the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.
18. Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 16 and 17, evaluate the external auditors' qualifications, performance and independence, and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management. The Committee shall present its conclusions with respect to the external auditors to the Board.
19. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.
20. Review and approve policies for the Company's hiring regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
21. Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Approval of Audit and Non-Audit Services

22. Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors or by the external auditor's subsidiaries.
23. Review and, where appropriate, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.
24. If the pre-approvals contemplated in paragraphs 22 and 23 are not obtained, approve, where appropriate, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

Other Matters

25. Review and concur in the appointment, replacement, reassignment, or dismissal of the Vice President, Finance.
26. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.
27. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.
28. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.
29. The Committee shall review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.
30. The Committee shall evaluate its performance annually.
31. Perform such other functions as required by law, the Company's charter or bylaws, or the Board.
32. Consider any other matters referred to it by the Board.

33. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting controls or auditing matters.

OPERATION OF COMMITTEE

a. Composition

- The Committee shall be comprised of at least three (3) directors of the Company, none of whom are members of management of the Company and a majority of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada).
- Members should be financially literate, that is have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements or become financially literate within a reasonable time following the member's appointment.
- The Board of Directors shall have the power to appoint the Committee Chairman, who shall be an unrelated director.
- A quorum shall be a majority of the members of the Committee.
- All Committee members must be independent, that is free from any direct or indirect material relationship, which means any relationship that could, in the view of the board of directors, reasonably interfere with the exercise of the member's independent judgment and not be deemed non-independent under Multilateral Instrument 52-110.
- Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

b. Meetings

- The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.
- Notice of the time and place of every meeting may be given orally, in writing, by fax or by e-mail at least 48 hours prior to the time fixed for such meeting. A member may waive notice of the meeting.
- Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.
- Minutes of each meeting shall be prepared by the Secretary to the Committee and sent to all Committee members.
- The President and the Vice President, Finance shall be available to attend at all meetings of the Committee upon invitation by the Committee but a portion of every meeting will be reserved for discussion without the president, or any other member of management being present.
- Other resource persons as are appropriate to provide information to the Committee shall be available to attend meetings upon invitation by the Committee.

c. Reporting / Authority

- Following each meeting, the Committee will report to the Board on the recommendations of the Committee.
- The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to co-operate as requested by the Committee.
- The Committee may retain, and set and pay the compensation for, any advisors to assist fulfilling its duties and responsibilities at the expense of the Company.

APPENDIX G

TRUST UNIT RIGHTS INCENTIVE PLAN

TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Trust Unit Rights Incentive Plan (the "Plan") of Penn West Energy Trust (the "Trust") adopted, approved and administered by the board of directors (the "Board") of Penn West Petroleum Ltd. ("Penn West").

1. The purpose of the Plan is to provide directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "Service Providers"), of the Trust and any of its subsidiaries, including Penn West, with an opportunity to acquire rights ("Rights") to acquire trust units ("Trust Units") of the Trust as designated from time to time by the Board of Penn West. This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Trust Units for the benefit of all the unitholders of the Trust.

2. The Plan shall come into effect on April 22, 2005, subject to being adopted and ratified by the Trust and being approved by the shareholders of Penn West. The Plan shall thereafter be approved by unitholders of the Trust every three years.

3. Unless otherwise approved by the TSX and the unitholders of the Trust, the Trust may set aside and reserve for granting of Rights under the Plan and all other security based compensation arrangements of the Trust, up to 10% of the aggregate number of issued and outstanding Trust Units of the Trust. Any increase in the issued and outstanding Trust Units will result in an increase in the available number of Trust Units issuable under the Plan, and any exercises of Rights will make new grants available under the Plan.

4. Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights or to the independent directors as a group shall not exceed 1% of the Trust Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board. In addition: (i) the number of Trust Units issuable (or reserved for issuance) to insiders under the Plan and all other security based compensation arrangements of the Trust, cannot exceed 5% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under the Plan and all other security based compensation arrangements of the Trust, cannot exceed 2% of the issued and outstanding Trust Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5. Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6. The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7. Subject to the restrictions on exercise set out in paragraph 6 above and paragraphs 11, 12 and 13 below, Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding six (6) years from the date upon which the Rights were granted (the "Grant Date"), pursuant to vesting schedules on a 20% per year cumulative basis commencing with the first anniversary of the grant of the Rights, subject to any other determination by the Board in its sole discretion. At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

8. The grant price ("Grant Price") per Right granted hereunder shall be the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the Grant Date (or, if the Trust Units are not then listed and posted for trading on the TSX, such price as required by such stock exchange in Canada on which such Trust Units are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Trust Units are not listed and posted for trading on any stock exchange in Canada, the Grant Price shall be determined by the Board in its sole discretion. Notwithstanding the foregoing, in certain circumstances, such as when a Right is offered to an individual as an inducement to secure employment, the Grant Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Trust Units are at that time listed.

9. The exercise price ("Exercise Price") per Right granted hereunder shall be calculated by deducting from the Grant Price all monthly distributions when paid, on a per Trust Unit basis, made by the Trust after the Grant Date where all such monthly aggregate distributions represent a return of more than 0.833% of the Trust's recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported. For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Trust Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month. In no event shall the Exercise Price be less than $1.00.

10. The Plan shall be administered by the Board. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed six years.

11. The Board may amend or discontinue the Plan at any time without the consent of a holder of Rights provided that such amendment shall not alter or impair any Right previously granted under the Plan except as otherwise permitted hereunder. In addition, the Board may by resolution amend this Plan and any Rights granted under it without unitholder approval, however, the Board will not be entitled to, absent unitholder and TSX approval: (i) increase the maximum number of Trust Units issuable pursuant to this Plan; or (ii) amend a Right held by an insider to lower the Grant Price or to extend the expiry date.

12. Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

    (a) three months from the date such holder of Rights ceased to be a Service Provider; or

    (b) the end of the Exercise Period,

    to exercise the portions of any outstanding Rights which have vested in such holder of Rights pursuant to paragraph 7 above, and at the expiration of such three month period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

13. Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

    (a) 6 months from the date of the death of such holder of Rights; or

    (b) the end of the Exercise Period,

    to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death, and at the expiration of such 6 month period, any vested Rights which have not been exercised shall terminate and become null and void.

14. Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of Penn West. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Trust Units for which such Rights have been exercised.

15. In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Trust Units of the Trust into a greater or lesser number of Trust Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

16. The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or Penn West. For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or Penn West:

   (a) a successful "take-over bid" as defined in the *Securities Act* (Alberta), as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Trust Units of the Trust or common shares of Penn West;

   (b) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units of the Trust which in the aggregate total 50% or more of the then issued Trust Units of the Trust;

   (c) a change in the ownership of Penn West the effect of which is that a sufficient number of voting shares of Penn West taken on a fully diluted basis, necessary to elect a majority of directors to the Board of Penn West are not beneficially held or under the direction or control of the Trust; and

   (d) the sale of all or substantially all of the assets of Penn West, except in conjunction with an internal reorganization as a result of which the Trust or any other affiliate of the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and

   (e) the termination of the Trust.

17. The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

PENN WEST ENERGY TRUST, by Penn West Petroleum Ltd.

Per: ______________________________

Per: ______________________________

SCHEDULE "A"

NOTICE OF EXERCISE OF UNIT RIGHTS

To: Penn West Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase ____________ Trust Units of the Trust granted on ______________________________, 20___, at the following Exercise Price:

Grant Price ($________.___)

Exercise Price ($________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

______________________________ Date	______________________________ Signature of Holder of Rights
	______________________________ Name (please print)
	______________________________ Address
	______________________________
	______________________________
Please have my Trust Unit certificate sent to me at:	______ above address
	______ c/o 2200, 425 – 1st Street S.W. Calgary, Alberta T2P 3L8

RATIFIED AND CONFIRMED this
_______ day of _______________, 20____

PENN WEST PETROLEUM LTD.

Per:______________________________

APPENDIX H

EMPLOYEE TRUST UNIT SAVINGS PLAN

PURPOSE OF PLAN

The purpose of the Employee Trust Unit Savings Plan (the "Plan") is to provide a means by which full-time employees ("Employees") of affiliates of Penn West Energy Trust (the "Trust"), including Penn West Petroleum Ltd. ("Penn West") and its subsidiaries can save for their retirement to insure their long term future financial security; and to develop the interest of the Employees in the growth and development of the Trust and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Trust through the purchase of Trust Units of the Trust ("Trust Units").

Eligibility and Contribution

Any Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Plan (the "Employees Contribution"). For each $1.00 contribution to the Plan by an Employee, Penn West will contribute $1.50 on behalf of the Employee ("Penn West's Contribution").

Employee Election

Employees may elect or re-elect at the beginning of any calendar quarter as to the percentage of their salary they wish to contribute to the Plan during such calendar quarter. This amount will be deducted from the Employee's pay cheque in approximately equal instalments throughout the calendar quarter.

Acquisition of Trust Units

Each of the Employee's Contribution and Penn West's Contribution in each calendar month will be used to acquire Trust Units. The Trust Units will be acquired either through open market purchases of Trust Units as soon is as reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days on the Toronto Stock Exchange of that calendar month; or a combination of the above, as determined by Penn West, as administrator acting on behalf of the Employees, ("Trustee") in its sole discretion. All distributions from the Trust attributable to Trust Units held in the Plan will also be used to acquire Trust Units through open market purchases of Trust Units as soon is as reasonably practicable after the receipt of such distributions.

Vesting

Penn West's Contributions shall vest to each Employee from time to time on the last day of the sixth calendar month following such contribution. If an Employee leaves Penn West, or is terminated for a reason other than by death, before the end of any such period of six months, the Employee's Contributions for such six month period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions (whether in cash or Trust Units) from the Trust related thereto, will be returned to such Employee; and Penn West's Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions (whether in cash or Trust Units) from the Trust related thereto, will not be earned and will be returned or surrendered, as the case may be, to Penn West and the Trust. In the event of death, the Employee's contributions made during such six month period will be matched by Penn West's Contributions, and will vest at the end of the calendar month following the death.

Restriction on Sale of Trust Units

There will be a 12 month restriction on the sale of any Trust Unit acquired under the Plan which may be waived by Penn West. As Trust Units are acquired they will be issued in the name of the Trustee or for the account of the Trustee, or if held in a brokerage account, in trust for the Employee. A letter will be issued by Penn West to the Employee stating that the Trust Units have been acquired and are being held by the Trustee for a 12 month period. At the end of each calendar month the Trust Units which have been held for 12 months will be released to the Employee. In the event of the death of an Employee the Trust Units will be immediately released. The Trustee may permit immediate transfer of Trust Units to an Employee's registered retirement savings plan upon the Employee's undertaking not to dispose of such Trust Units for the required 12 month period.

Miscellaneous

The number of Trust Units reserved for issuance under the Plan shall be such number not exceeding 10% of the outstanding Trust Units (along with any other Trust Unit compensation arrangements) as may be approved by the Board of Directors of Penn West from time to time; provided the number of Trust Units, together will all of the Trust's other previously established or proposed Share Compensation Arrangements: issuable (or reserved for issuance) to Insiders will not exceed 5% of the Outstanding Trust Units; which may be issued to Insiders within a one year period will not exceed 2% of the Outstanding Trust Units; and which may be issued to any one Insider or to the independent directors as a group within a one year period will not exceed 1% of the Outstanding Trust Units.

Amendments

The Board of Directors of Penn West may by resolution amend this Plan as to any matter without Unitholder approval, however the directors will not be entitled to, absent Unitholder and Toronto Stock Exchange approval amend the Plan to provide for any reduction in the purchase price of the Trust Units being purchased from the Trust.

Definitions

In this Plan, capitalized terms not otherwise defined in the Plan mean as follows:

1. **"Insider"** and **"associate"** having the same meaning as set out in the Securities Act (Ontario) and "Insider" also includes associates and affiliates of the Insiders;

2. **"Outstanding Trust Units"** means the issued and outstanding Trust Units on a non-diluted basis;

3. **"Service Providers"** means:

   (a) an employee or Insider of the Trust or its affiliates; and

   (b) any other person or company engaged to provide ongoing management or consulting services for an initial, renewable or extended period of twelve months or more; and

4. **"Share Compensation Arrangements"** includes a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by Penn West by way of a loan, guaranty or otherwise.

APPENDIX I

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Pursuant to the Interim Order, registered Securityholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order, which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement, which is attached to the Information Circular as Exhibit 1 to Appendix C.

"191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."